Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Brandywine Branch Distillers, LLC
350 Warwick Rd
Elverson, PA 19520
https://botanerybarn.com

Up to $1,234,993.76 in Series E Units at $7.28
Minimum Target Amount: $14,996.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Brandywine Branch Distillers, LLC
> Address: 350 Warwick Rd, Elverson, PA 19520
> State of Incorporation: PA
> Date Incorporated: August 28, 2014

Terms:

> Equity

Offering Minimum: $14,996.80 | 2,060 shares of Series E Units
Offering Maximum: $1,234,993.76 | 169,642 shares of Series E Units
Type of Security Offered: Series E Units
Purchase Price of Security Offered: $7.28
Minimum Investment Amount (per investor): $247.52

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

All previous investors in Botanery Barn will receive 5% bonus units.

Combo/Avid Investor Perk

Combo Perk: Invest $247+ within the first 72 hours and receive 10% bonus units

Flash Perk: Invest $247+ on day 88, 89, or 90 of the campaign and receive 5% bonus units

Volume-based Perks

Tier 1: Invest $500+ and receive 1 bottle of Garden Gin

Tier 2: Invest $1,000+ and receive 3 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 3: Invest $2,500+ and receive 6 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 4: Invest $5,000+ and receive 3% Bonus Shares, 6 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 5: Invest $10,000+ and receive 5% Bonus Shares, 6 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 6: Invest $25,000+ and receive 7% Bonus Shares, 12 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 7: Invest $50,000+ and receive 10% Bonus Shares, 12 bottles of Garden Gin, virtual tasting with Brendan and team

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Brandywine Branch Distillers, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 units of Series E Units at $7.28 / unit, you will receive 110 units of Series E Units, meaning you'll own 110 units for $728. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

The Company has a rich history deeply rooted in the lush landscapes of Western Chester County, Pennsylvania. Its story traces back to around 1825 when a dairy barn stood on the property, owned by Jacob Maurer Yoder, a descendant of German immigrants. Jacob Yoder's lineage included esteemed botanists from Chester County, some of the earliest botanists in America. Notable among them was the author of the first catalog of native American plants, The American Grove (1785). These early botanists influenced Jacob and other farmers in the region with their groundbreaking ideas about plant propagation, conservation, and scientific farming practices.

The Yoder family maintained ownership of the property for an entire century. However, in 1953, the barn was abandoned by its subsequent owners. It wasn't until later that the barn acquired the moniker 'Hippie Barn,' serving as a gathering place for local musicians, who used it for practice and jam sessions.

In 2015, the founders of Botanery Barn Distilling embarked on a labor of love by restoring the barn to its former glory. The renovated structure now houses a distillery, complete with a restaurant and bar. The distillery is situated on eight acres of fertile Pennsylvania farmland.

Business Model

The company has three primary sales channels.

1. Wholesale to distributors and licensees: Distributors are located in several states whereas licensees are Pennsylvania restaurants and bars that buy directly from the company.

2. Direct-to-consumer: Our consumer sales consist of ecommerce and direct sales at the distillery, satellite locations and farmers markets in Pennsylvania.

3. Food and beverage: All of our food and beverage revenue is generated at our restaurant located within the distillery.

Corporate Structure

Botanery Barn Distilling's legal entity names is Brandywine Branch Distillers, LLC, a Pennsylvania LLC organized on August 28, 2014.

Competitors and Industry

Competitors

Our key competitors for our gin product, Revivalist Garden Gin, are the established London Dry gins including Tanqueray, Hendricks, and Gordons and other craft gins such as Monkey 47, Botanist, and Aviation. Today, the juniper forward London Dry gins are considered Old School and Old World. Younger consumers typically do not want to drink what their parents drank. They are looking for brands that align with their lifestyle and beliefs.

Unique among gins, Revivalist is crafted with ashwagandha, hemp, rosehips, plum, and lemon verbena, inspired by cultures who have used ethnobotanicals for millennia. It has a unique and elegant flavor profile developed by Brendan Bartley, the renowned and highly respected mixologist at Bathtub Gin in New York City.

To differentiate from the London Dry segment, some craft gins lose their 'ginness,' by dialing back the juniper too much, whereas Revivalist is a beautifully balanced blend of the select ethnobotanicals and juniper. Not too juniper forward, and not juniper extra light. Consumers have never tasted a gin like this before, because there's never been a gin like this before.

Competitors for our whiskey product, Resurgent, include Fireball, Crown Royal Flavored Whiskeys, Skrewball, and others. Unlike these other brands that use WONF (With Other Natural Flavors) that are not natural, Resurgent is not flavored, but infused with all natural botanicals and contains no added sugar. Each botanical infusion is handcrafted using a proprietary cold-brew process and inspired by ethnobotanical traditions used by cultures for millennia. We use the highest quality wheat, distill with the purest water, and source the finest botanicals.

Resurgent is aligned with growing consumer interest in avoiding chemicals,additives, and excess sugar in the food and beverages they consume, including in alcohol-containing beverages. This trend can be seen even among a mass market audience. Resurgent appeals to new and/or younger whiskey drinkers who are attracted to the infused, botanical proposition and it also has credibility with whiskey connoisseurs who appreciate the prominent whiskey notes complemented by the botanicals.

Industry

The global gin market is approcimately $15 billion and is expected to grow 7.7% through 2027. With the emergence of craft gin distilleries, new and exciting versions of gin are attracting attention to this spirits category. Artfully crafted botanicals bring a fresh new enthusiasm and changing consumer perceptions of this delightful spirit. No longer is gin a pine forest in a glass, but instead, a beautiful garden of flavor.

Source: https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/gin/worldwide

Current Stage and Roadmap

Current Stage

The Company is currently operating a botanical distillery and bistro in Pennsylvania. The bistro contains a full fine dining menu. When visitors come to the property, they can tour the distillery, eat at the farm-to-table restaurant and explore the gardens of the property. The company distributes its products in 3 states.

Future Roadmap

Beginning in 2024, the company expects to expand distribution to at least 10 states and up to 40 states within the following 3 years.

The Team

Managers

Name: R Donald Avellino

R Donald Avellino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Board Member
  Dates of Service: June, 2015 - Present
  Responsibilities: Don manages the mission and vision of the business. He receives an annual salary of $75,000 and owns 13% equity in common stock (paid in capital) and 1% incentive options.

Other business experience in the past three years:

- Employer: AIP, LLC
  Title: Member
  Dates of Service: June, 2005 - December, 2018
  Responsibilities: Financial Management

Name: Scott Avellino

Scott Avellino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2016 - Present
  Responsibilities: Scott assists the CEO with assets, marketing materials and customer lists. Scott receives an annual salary of $140,000 and owns 10% of the company's current common stock.

Other business experience in the past three years:

- Employer: AIP, LLC
  Title: Member
  Dates of Service: June, 2003 - December, 2020
  Responsibilities: management

Name: Christine Jones

Christine Jones's current primary role is with Blue Highway Capital. Christine Jones currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2022 - Present
  Responsibilities: Christine provides strategic advice and guidance. She does not receive compensation.

Other business experience in the past three years:

- Employer: Blue Highway Capital
  Title: Co-Founder and Managing Partner
  Dates of Service: January, 2018 - Present
  Responsibilities: Christine is a Co-Founder and Managing Partner of Blue Highway Capital. Chris has 25 years of expertise in sourcing, structuring, and managing investments through two funds she co-founded. Her investment portfolio includes small middle market companies across a broad range of industries including business services, health care services, telecommunications, transportation and logistics, consumer products, and manufacturing. These investments have been made in rapidly growing businesses and structured to support growth, acquisition and recapitalization strategies.

Name: Arthur Spector

Arthur Spector's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2015 - Present
  Responsibilities: Arthur advises the company and serves on the board. He does not receive cash compensation but participates in the company's option plan.

Other business experience in the past three years:

- Employer: FinPay
  Title: Chairman
  Dates of Service: June, 2015 - Present
  Responsibilities: Founding shareholder and Chair of FinPay since inception.

Other business experience in the past three years:

- Employer: North American Helium
  Title: Board Member
  Dates of Service: December, 2014 - Present
  Responsibilities: Board Member and Member of Special Committee for Finance at North American Helium.

Name: Tim Condon

Tim Condon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer (Part-Time), Board Member
  Dates of Service: October, 2022 - Present
  Responsibilities: Tim is a part-time CFO for Botanery Barn Distillery and he sits on the Board of Directors. He receives an annual salary of $60,000.

Other business experience in the past three years:

- Employer: Brother Justus Distillery
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Cascade Spirits
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Four Branches Distillery
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Kuleana Rum
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Southern Distilling
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Traverse City Whiskey
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Watershed Distillery
  Title: Board Member / Advisor
  Dates of Service: January, 2018 - Present
  Responsibilities: Board Member / Advisor

Other business experience in the past three years:

- Employer: Rabbitt Hole Distillery
  Title: CFO
  Dates of Service: March, 2019 - December, 2019
  Responsibilities: Financial management and led acquisition

Name: Peter Nalle

Peter Nalle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2023 - Present
  Responsibilities: Peter serves on the board of directors and is interested in the future success of the company. Peter does not receive compensation.

Other business experience in the past three years:

- Employer: American Reading Company
  Title: Director and Advisor
  Dates of Service: March, 1998 - June, 2022
  Responsibilities: Peter offered regular advice to Company and attended board meetings.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series E Units offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series E Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series E Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current products are variants of distilled spirits. Our revenues are therefore dependent upon the market for distilled spirits.

Supply Chain and Logistics Risks

The company sources materials domestically and internationally. Significant supply chain disruptions are out of the company's control and could impact its ability to fill orders on a timely basis.

Minority Holder; Securities with No Voting Rights

The Series E Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Brandywine Branch Distillers, LLC d/b/a as Botanery Barn Distilling was formed in August 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. If you are investing in this company, it's because you think that distilled spirits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the Federal Tax and Trade Bureau and other individual state government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Liquidity rights of previous offerings:
Distribution of Proceeds Upon Liquidation. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law: (i) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company); (ii) Second, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and (iii) Third, to the Members. Priority of Distributions. All Distributions determined to be made by the Board shall be made in the following manner, (i) First, to the Members holding Series D Units, to the extent of any accrued and unpaid Preferred Yield; (ii) Second, to the Members holding Series D Units in proportion to the number of Series D Units held until the total distributions received under this equals such Member's Series D Preferred Unit Distribution Amount; (iii) Third, to the Members holding Series D-1 Units, to the extent of any accrued and unpaid Preferred Yield; (iv) Fourth, to the Members holding Series D-1 Units in proportion to the number of Series D-1 Units held until the total distributions received under this equals such Member's Series D-1 Preferred Unit Distribution Amount; (v) Fifth, to the Junior Preferred Members, to the extent of any accrued and unpaid Preferred Yield; (vi) Sixth, to all Junior Preferred Members in proportion to the number of Junior Preferred Units held until the total distributions received under this equals such Member's Preferred Unreturned Capital Value; (vii) Seventh, to the Avellino Holders of Common Units in proportion to the number of Common Units held until the total distributions received under this equals such Member's Unreturned Capital Value; and (viii) Eighth, to the holders of Junior Preferred Units, Common Units and Incentive Units, in proportion to the number of such Units held. (a) If in a Liquidating Distribution, a Member (other than the Avellino Holders) holding a single Common Unit would receive an amount greater than the distribution that a Member holding a single Series D Unit or Series D-1 Unit would receive, all outstanding Series D Units and Series D-1 Units shall, at the election of the holders of a majority of the Series D Units then outstanding, be deemed to convert to Common Units for purposes of determining distribution rights.

The Manufacture and Sale of Beverage Alcohol is a Highly Regulated Industry
The manufacture and sale of beverage alcohol is a highly regulated industry at both the Federal and State level and in many instances requires the Company to obtain various permits and licensing in order to carry out the Company objectives. The Company will endeavor to comply with these many licensing and permitting requirements but notes that the ultimate authority to operate is dictated by the appropriate Federal and State oversight agencies.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Blue Highway Capital LP	349,113	Series D Units	13.41%
Brandywine Branch Holdings, LLC (R. Donald Avellino, sole member)	330,000	Common Units	12.68%

The Company's Securities

The Company has authorized Common Units, Series A Units, Series B Units, Series C Units, Series D Units, Series D-1 Units, and Series E Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 169,642 of Series E Units.

Common Units

The amount of security authorized is 1,106,868 with a total of 700,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

*The amount outstanding does not include 406,868 units to be issued pursuant to the Company's Phantom Units, which are hereby being treated as options.

Transfer Restrictions. Units of the Company are subject to certain restrictions on transfer.

Drag Along. Holders of Company Units are subject to certain Drag Along provisions.

Priority of Distributions.

(a) All Distributions determined to be made by the Board pursuant to Section 7.01 shall be made in the following manner, subject, however, to Section 7.02(b):

(i) First, to the Members holding Series D Units, to the extent of any accrued and unpaid Preferred Yield;

(ii) Second, to the Members holding Series D Units in proportion to the number of Series D Units held until the total distributions received under this Section 7.02(a)(ii) equals such Member's Series D Preferred Unit Distribution Amount;

(iii) Third, to the Members holding Series D-1 Units, to the extent of any accrued and unpaid Preferred Yield;

(iv) Fourth, to the Members holding Series D-1 Units in proportion to the number of Series D-1 Units held until the total distributions received under this Section 7.02(a)(iv) equals such Member's Series D-1 Preferred Unit Distribution Amount;

(v) Fifth, to the Junior Preferred Members, to the extent of any accrued and unpaid Preferred Yield;

(vi) Sixth, to all Junior Preferred Members in proportion to the number of Junior Preferred Units held until the total distributions received under this Section 7.02(a)(vi) equals such Member's Preferred Unreturned Capital Value;

(vii) Seventh, to the holders of Series E Units, in proportion to the number of such Units held;

(viii) Eighth, to the Avellino Holders of Common Units in proportion to the number of Common Units held until the total distributions received under this Section 7.02(a)(vii) equals such Member's Unreturned Capital Value; and

(ix) Ninth, to the holders of Junior Preferred Units, Common Units and Incentive Units, in proportion to the number of such Units held.

Please see the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

Series A Units

The amount of security authorized is 300,000 with a total of 300,000 outstanding.

Voting Rights

The holders of the Series A Units, the Series B Units, the Series C Units, the Series D Units and Series D-1 Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining holders entitled to vote on such matter.

Material Rights

Please see the Material Rights description to the Common Units and the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

Series B Units

The amount of security authorized is 200,067 with a total of 200,067 outstanding.

Voting Rights

The holders of the Series A Units, the Series B Units, the Series C Units, the Series D Units and Series D-1 Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining holders entitled to vote on such matter.

Material Rights

Please see the Material Rights description to the Common Units and the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

Series C Units

The amount of security authorized is 400,463 with a total of 400,463 outstanding.

Voting Rights

The holders of the Series A Units, the Series B Units, the Series C Units, the Series D Units and Series D-1 Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining holders entitled to vote on such matter.

Material Rights

Please see the Material Rights description to the Common Units and the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

Series D Units

The amount of security authorized is 481,226 with a total of 481,226 outstanding.

Voting Rights

The holders of the Series A Units, the Series B Units, the Series C Units, the Series D Units and Series D-1 Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining holders entitled to vote on such matter.

Material Rights

Please see the Material Rights description to the Common Units and the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

Series D-1 Units

The amount of security authorized is 114,709 with a total of 114,709 outstanding.

Voting Rights

The holders of the Series A Units, the Series B Units, the Series C Units, the Series D Units and Series D-1 Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining holders entitled to vote on such matter.

Material Rights

Please see the Material Rights description to the Common Units and the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

Series E Units

The amount of security authorized is 212,053 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series E Units.

Material Rights

Holders of Series E Units are subject to certain restrictions and have certain rights as described in the Seventh Amended and Restated Operating Agreement (see Exhibit F of the Offering Memorandum). These restrictions and rights include but are not limited to:

General Restrictions on Transfer.

Drag Along Rights.

Tag Along Rights.

Right of First Refusal.

Please see below for the Company's outlined Priority of Distributions:

(a) All Distributions determined to be made by the Board pursuant to Section 7.01 shall be made in the following manner, subject, however, to Section 7.02(b):

(i) First, to the Members holding Series D Units, to the extent of any accrued and unpaid Preferred Yield;

(ii) Second, to the Members holding Series D Units in proportion to the number of Series D Units held until the total distributions received under this Section 7.02(a)(ii) equals such Member's Series D Preferred Unit Distribution Amount;

(iii) Third, to the Members holding Series D-1 Units, to the extent of any accrued and unpaid Preferred Yield;

(iv) Fourth, to the Members holding Series D-1 Units in proportion to the number of Series D-1 Units held until the total distributions received under this Section 7.02(a)(iv) equals such Member's Series D-1 Preferred Unit Distribution Amount;

(v) Fifth, to the Junior Preferred Members, to the extent of any accrued and unpaid Preferred Yield;

(vi) Sixth, to all Junior Preferred Members in proportion to the number of Junior Preferred Units held until the total distributions received under this Section 7.02(a)(vi) equals such Member's Preferred Unreturned Capital Value;

(vii) Seventh, to the holders of Series E Units, in proportion to the number of such Units held;

(viii) Eighth, to the Avellino Holders of Common Units in proportion to the number of Common Units held until the total distributions received under this Section 7.02(a)(vii) equals such Member's Unreturned Capital Value; and

(ix) Ninth, to the holders of Junior Preferred Units, Common Units and Incentive Units, in proportion to the number of such Units held.

Please see the Company Operating Agreement attached as Exhibit F for complete information (including definitions) regarding the securities of the Company.

What it means to be a minority holder

As a minority holder of Series E Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series D Units
  Type of security sold: Equity
  Final amount sold: $2,756,848.00
  Number of Securities Sold: 481,226
  Use of proceeds: Sales, Marketing, Operations
  Date: May 11, 2022
  Offering exemption relied upon: 506(c)

- Name: Series D-1 Units
  Type of security sold: Equity
  Final amount sold: $657,142.00
  Number of Securities Sold: 124,487
  Use of proceeds: Sales, Marketing, Operations
  Date: September 15, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $2,179,443 compared to $2,239,964 in fiscal year 2022.

The increase in revenue was driven by success in the direct-to-licensee sales channel within Pennsylvania. Direct-to-licensee are sales made directly to bars, restaurants and clubs licensed by the Pennsylvania Liquor Control Board to sell alcohol.

Cost of sales

Cost of Sales for fiscal year 2021 was $1,192,667 compared to $1,485,308 in fiscal year 2022.

This increase in cost of sales was attributed to a change in accounting procedures. In 2022, all direct labor costs were included. Direct labor was not included in the 2021 calculation.

Gross margins

Gross margins for fiscal year 2021 were $986,776 compared to $754,656 in fiscal year 2022.

As stated above, direct labor costs were added to the cost of sales account for 2022 and not 2021. After accounting for this difference, 2022 performance was better than 2021.

Expenses

Expenses for fiscal year 2021 were 1,665,049 compared to $2,253,741 in fiscal year 2022.

The company made a significant investment in branding Revivalist Garden Gin and expensed all related costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of cost efficiencies and the launch of Revivalist Garden Gin in new domestic and international markets. Past cash was primarily generated through sales and equity investments. We aim to launch the Revivalist Garden Gin and Resurgent Botanical Whiskies in 10 new markets in 2024 and many more in the following years. We expect this anticipated revenue boost to allow the company to achieve positive cash flow. One challenge the company faces to achieve its goal is securing distribution agreements. While the company has verbal interest across the 10 new markets/states, no written agreements have been finalized.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of a line of credit for $100,000 from First Bank of New Jersey and capital contributions of $500,000 from individual shareholders, an expected receipt of $257,000 ERTC refund and $100,000 cash on hand. Additional funding is available from existing investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $75,000 for expenses related to salaries, advertising and promotions and inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on an anticipated monthly burn rate of $40,000 for expenses related to salaries, advertising and promotions and inventory. The change in burn rate is due to increased sales volumes over 2 years as well as a decrease in operational expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including further investment from existing investors; however, no specific plans exist currently.

Indebtedness

- Creditor: CIT
  Amount Owed: $54,373.30
  Interest Rate: 10.78%
  Maturity Date: February 01, 2026
  Monthly installments of $1,137.

- Creditor: First Bank of New Jersey
  Amount Owed: $229,953.00
  Interest Rate: 3.75%
  This is a $200,000 note payable to a bank, payable in monthly installments of $1,459, including interest at 3.75% secured by all assets of the Company, personal guarantees from two officers/stockholders and of the Company and a relative of the officers/stockholders. The note payable has a balloon payment due November 2028 of $121,810.

- Creditor: Donald Avellino Sr.
  Amount Owed: $72,258.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2023

- Creditor: 122 Ridge, LLC
  Amount Owed: $24,390.00
  Interest Rate: 4.56%
  Triple Net Lease requires company to pay for building and grounds repairs. This was loaned to company for septic repairs. No formal monthly payment or due date. The loan is not expected to be repaid within twelve months.

- Creditor: 112 Ridge, LLC
  Amount Owed: $332,565.73
  Interest Rate: 3.75%
  Maturity Date: November 01, 2026
  59 monthly installments of $1,799 and a balloon payment of $306,283 for its 60th payment. 122 Ridge took this out from Malvern Bank and then loaned that money to the Company. It was loaned to the company from 122 Ridge.

- Creditor: 122 Ridge, LLC
  Amount Owed: $290,886.41
  Interest Rate: 0.0%
  This is an outstanding loan for rent not previously paid from August 2016 through February 2021. The loan has not stated rate of interest and no formal repayment terms and is not expected to be repaid within 12 months. Back rent due to 122 Ridge, LLC.

Related Party Transactions

- Name of Entity: Don Avellino Sr.
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Don Sr. is a shareholder of the company.
  Material Terms: The company has a $72,258 outstanding loan with an officer/stockholder of the Company. The interest rate is 7%. The loan is due December 2023.

- Name of Entity: 122 Ridge, LLC
  Names of 20% owners: Don Avellino
  Relationship to Company: Don Avellino is an Officer of the Company; he is the Principal Security Shareholder of 122 Ridge, LLC.
  Nature / amount of interest in the transaction: Don Avellino officer/stockholder of the Company.
  Material Terms: The Company has a loan payable of $24,390 to 122 Ridge, LLC (Don Avellino) of the Company. The interest rate is 4.56%. There is no formal maturity date.

- Name of Entity: 112 Ridge, LLC
  Names of 20% owners: To be completed.
  Relationship to Company: 122 Ridge, LLC is owned by one of the officers/stockholders of the Company.
  Nature / amount of interest in the transaction: The owner of this entity is an officer/stockholder of the Company.
  Material Terms: The Company has a $338,871 loan at an interest rate of 3.75%. It is due November 2026.

- Name of Entity: 122 Ridge, LLC
  Names of 20% owners: Don Avellino
  Relationship to Company: Don Avellino is the principal security shareholder of 122 Ridge, LLC.

Nature / amount of interest in the transaction: Don Avellino is an officer/stockholder of the Company.
Material Terms: The Company has an outstanding loan for $290,886 for rent not previously paid from August 2016 to February 2021. The loan has no stated interest rate and no formal repayment terms and is not expected to be repaid within 12 months.

Valuation

Pre-Money Valuation: $15,990,265.20

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has NOT been calculated on a fully diluted basis.

In making this calculation, we have assumed all preferred units are converted to common units.

In making this calculation we have assumed all outstanding securities with a right to acquire units are NOT exercised.

The Company determined a pre-money valuation of $15,990,265.20.

The following methodologies were considered to derive a valuation of the Company:

Public comparable companies:

This methodology compares the Company to publicly traded entities. There are variations in the selected comparable group in terms of size, growth rates, profitability, and other key metrics, but this methodology evaluates market-derived prices from operationally similar companies. Utilizing a broad basket of comparable companies and deriving the mean multiple from this group of 5.8x revenue derives an equity valuation of $16 million or $6.27 per unit. Companies included in this analysis were Diageo plc, Pernod Ricard SA, Constellation Brands, Inc., Brown-Forman Corporation, Davide Campari-Milano S.p.A. and Remy Cointreau SA.

Comparable M&A transactions:

This approach uses valuation multiples based on actual transactions that have occurred with comparable target companies. Similar to the public comparable company analysis, the selected targets have variations in their underlying key metrics. The average multiple of revenue derived from this analysis is 5.9x which equates to $16 million or $6.27 per share/unit. The highest multiple paid was by Diageo for Aviation Gin, an acquisition in which they paid 12x revenue.

Industry transactions have occurred at multiples ranging from 6x to 12x revenue. Gin and vodka companies tend to trade on the low end of the range compared to whiskey and tequila companies.

Conclusion:

Based on the analysis noted above, the Company decided to utilize a 7x revenue multiplier for determining its pre-money valuation. Given the multipliers ranging from 6x to 12x based on our research, we believe the $15,990,265.20 pre-money valuation is reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $14,996.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,993.76, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  9.5%
  We will use 9.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  28.5%
  We will use 28.5% of the funds raised to purchase inventory for the Company's Revivalist and Resurgent brands in preparation of market expansion of the products.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: market specific sales managers and production. Wages and benefits to be commensurate with training, experience and position.

- Working Capital
  35.0%
  We will use 35% of the funds for working capital to cover expenses for marketing and market expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://botanerybarn.com (www.botanery.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/botanerybarndistilling

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Brandywine Branch Distillers, LLC

[See attached]



Brandywine Branch Distillers, LLC
(the "Company")
a Pennsylvania Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Year ended December 31, 2021

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Brandywine Branch Distillers, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 18, 2023

BRANDYWINE BRANCH DISTILLERS, LLC BALANCE SHEET

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,
	2021
ASSETS	
Current Assets:	
Cash and Cash Equivalents	237,737
Accounts Receivable	133,039
Prepaid Expenses	815
Inventory- Raw Materials	190,672
Inventory- Finished Goods	58,444
Total Current Assets	620,708
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	379,788
Intangible Assets, net of Accumulated Amortization	9,577
Other Assets	8,215
Total Non-Current Assets	397,580
TOTAL ASSETS	1,018,288
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	215,756
Payroll Liabilities	28,351
Short Term Debt	113,995
Current Portion of Long Term Debt	33,916
Shareholder Loan - Current	73,879
Deferred Revenue	10,543
Sales Tax Payable	8,055
Other Liabilities	1,168
Total Current Liabilities	485,663
Non-Current Liabilities:	
Notes Payable	889,752
Shareholder Loan - Non-Current	79,121
Total Non-Current Liabilities	968,873
TOTAL LIABILITIES	1,454,537
EQUITY	
Common Units	335,000
Preferred Units	4,792,695
Additional Paid in Capital	-
Accumulated Deficit	(5,563,944)
Total Equity	(436,249)
TOTAL LIABILITIES AND EQUITY	1,018,288

BRANDYWINE BRANCH DISTILLERS, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,
	2021
Revenue	
Sales - Distillery Product	1,780,281
Sales - Food and Beverages	399,162
Total Revenue	*2,179,443*
Cost of Revenue	
COGS - Distillery Product	813,598
COGS - Food and Beverages	379,069
Total Cost of Revenue	*1,192,667*
Gross Profit	*986,776*
Operating Expenses	
Advertising and Marketing	419,240
General and Administrative	478,209
Payroll Expenses	489,300
Rent and Lease	125,626
Depreciation	152,674
Amortization	-
Total Operating Expenses	*1,665,049*
Operating Income (loss)	**(678,273)**
Other Income:	
Other Income	153,430
Interest Income	-
Total Other Income	*153,430*
Other Expense:	
Other Expense	
Interest Expense	56,299
Other	-
Total Other Expense	*56,299*
Earnings Before Income Taxes	(581,142)

BRANDYWINE BRANCH DISTILLERS, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,
	2021
OPERATING ACTIVITIES	
Net Income (Loss)	(581,142)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	152,674
Amortization	-
Accounts Payable and Accrued Expenses	(232,073)
Other Current Liabilities	(654,687)
Inventory	36,330
Prior Year Inventory Adjustments	(133,369)
Accounts Receivable	(35,181)
Prepaids	1,078
Other	(1,965)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(867,195)
Net Cash provided by (used in) Operating Activities	(1,448,337)
INVESTING ACTIVITIES	
Office Furniture and Equipment	(109,565)
Leasehold Improvements	(7,566)
Trademark	(9,577)
Net Cash provided by (used by) Investing Activities	(126,707)
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	797,362
Net Issuances (Payments) of Long-Term Debt	968,873
Share in Profits	-
Net Cash provided by (used in) Financing Activities	1,766,235
Cash at the beginning of period	46,546
Net Cash increase (decrease) for period	191,191
Cash at end of period	237,737

BRANDYWINE BRANCH DISTILLERS, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

Statement of Changes in Member Equity								
	Common Units	**Preferred Units - A**	**Preferred Units - B**	**Preferred Units - C**	**Preferred Units - D**			
	$ Amount	**$ Amount**	**$ Amount**	**$ Amount**	**$ Amount**	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	335,000	1,500,000	1,000,333	1,495,000	-	-	(4,982,801)	(652,468)
Capital Contributions	-	-	-	325,000	472,373			797,373
Prior Period Adjustment		(11)						
Net Income (Loss)							(581,142)	(581,142)
Ending Balance 12/31/2021	***335,000***	***1,499,989***	***1,000,333***	***1,820,000***	***472,373***	**-**	***(5,563,944)***	***(436,249)***

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Brandywine Branch Distillers, LLC ("the Company") is a Limited Liability Company formed on August 28, 2014 under the laws of the Commonwealth of Pennsylvania. The Company manufactures and sells different types of spirits. The Company is headquartered in Exton, Pennsylvania.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.   Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $237,737 in cash as of December 31, 2021.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to

the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company has no reported doubtful accounts as of December 31, 2021.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2021 consisted of the following: raw materials $190,672 and finished goods $58,444.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Leasehold Improvements	9 years	603,799	(363,262)	-	240,537
Office Furniture & Equipment	6.5 years	697,977	(558,726)	-	139,250
Grand Total	-	1,301,776	(921,988)	-	379,788

Trademark

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350") Intangibles - Goodwill and Other in accounting for intangible assets. The useful life of an intangible asset should be considered indefinite if no legal, regulatory, contractual, competitive, economic, or other factors limit its useful life to the reporting entity. The Company owns a trademark with an indefinite useful life, the balance of which is reported at $9,577 as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from the sale of spirits primarily from point-of-sale transactions or ecommerce platform transactions. Revenue is recognized upon receipt by customer, net of discounts, sales tax and estimated returns to arrive at net sales.

The Company's performance obligations are satisfied at a point in time. Revenue from products transferred to clients at a point in time represents substantially all of the Company's revenue. Revenue on these contracts is recognized when obligations under the terms of the contract with the Company's customer are satisfied which is upon the transfer of control of the promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Any consideration received prior to the fulfillment of the Company's performance obligation is deferred and recognized as a liability. The company reported a deferred revenue of $10,543 for the year ended 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses incurred in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into a promissory note with its CEO to make payments of $6,862.70 monthly installments for 24 months, including interest rate of 7%. This loan has an outstanding balance of $153,000 as of December 31, 2021, of which $73,879 is current and $79,121 is non-current.

The Company also entered into a loan with 122 Ridge, LLC, an entity owned by the CEO of the Company. The loan is to be paid in 59 monthly installment payments of $1,799 including interest at 3.75% with a balloon payment of $306,283 for its 60th payment. The loan is due November 2026. The loan has an outstanding balance of $349,331 as of December 31, 2021.

Lastly, the Company entered into a lease agreement with 122 Ridge LLC for the period of 10 years. The rent payable for December 31, 2021 is $290,886. There is currently no plan to repay this back yet, thus no interest is accruing.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - The Company has entered into several loan agreements in 2021. These loans are summarized below (does not include Back-Rent).

The Back-Rent relates to rent that has not been paid by the Company from August 2016 until February 2021. There is an ongoing discussion with the board about converting this into a note agreement. This will remain outstanding until a decision has been made. The details of all loans are summarized below:

Debt
Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021		
				Current Portion	Non-Current Portion	Total Indebtedness
Mortgage Payable	350,000	3.75%	11/30/26	8,460	339,871	348,331
Loan Payable	91,628	9.89% - 10.78%	9/30/26	15,343	69,921	85,264
Federal Loan	200,000	3.75%	11/1/28	10,113	189,074	199,187
Back-Rent	290,886	TBD	TBD	0	290,886	290,886
Total				33,916	889,752	923,668

Debt Principal Maturities 5
Years Subsequent to 2021

Year	Mortgage Payable	Loan Payable	Federal Loan Payable
2022	8,460	15,343	10,113
2023	8,787	18,538	10,504
2024	9,091	19,088	10,892
2025	9,479	21,221	11,332
2026	312,514	11,074	11,771
Thereafter	-	-	144,575

NOTE 6 – EQUITY

The Company is a limited liability company. The equity ownership of each Member is represented by Units issued to each Member. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series.

The Company is authorized to issue a class of Units designated as Common Units. 700,000 Common Units were issued and outstanding with a total value of $335,000 as of December 31, 2021.

Voting: Common Unit members nominate one board manager with the approval of Blue Highway Growth Capital Fund, L.P. ("BHGC"), the majority Preferred D Unit holder.

The Company is also authorized to issue a class of Units designated as Preferred Units which are designated as Series A Units, Series B Units, Series C Units, and Series D Units. The Preferred Units A, B and C are entitled to a preferred yield of 6% upon availability of funds. The preferred D Units are entitled to a mandatory preferred yield of 8% payable on a quarterly basis commencing eighteen months after the initial issuance or issue date of the units. These payments are subject to one half of the preferred yield. In general for all preferred yield calculations, the payments are capped at 80% of the Preferred Unreturned Capital Value. There was no accrued preferred yield at the end of the year. 300,000 of Series A Units, 200,067 of Series B Units, 400,463 Series C units, and 91,310 Series D units were issued and outstanding, with a total value of $1,499,989, $1,000,333, $1,820,000, and $472,373, respectively, as of December 31, 2021.

Voting: The Preferred Units members nominate one board manager with the approval of BHGC.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Units are entitled to receive prior to, and in preference to, any distribution to holders of Common Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 18, 2023, the date these financial statements were available to be issued.

Warrants

The Company has issued warrants to BHGC which entitles it to purchase from the Company 276,514 duly authorized, validly issued, fully paid and non-assessable Common Units, at a purchase price per Unit of $0.01. The warrants issued to BHGC are exercisable for a period of 10 years commencing May 11, 2022.

Preferred Units

In May 2022, the Company closed a second tranche of the Preferred D Units, raising $2,233,752 at a purchase price of $5.7288. There was no change to the subscription terms or to the Preferred Yield of these units compared to the previous tranche.

In 2023, the Company offered an additional subscription for Preferred D-1 Units. The Company was seeking up to $1,500,000 at a purchase price of $5.288 per unit. The first issuance was received in April 2023 and anticipates the initial closing to occur no later than December 31, 2023. The Company to date has raised $669,500. The Preferred Yield is at 8.0% and is accounted for similar to the Preferred Units A, B, and C.

Credit Facilities

In 2023, the Company acquired access to several credit facilities, including:
- American Express Business Line of Credit, with a credit facility of $30,000 and APR of 10.42% in June 2023;
- American Express Business Line of Credit, with a credit facility of $9,000 and APR of 9.17% in July 2023; and
- Square Capital, LLC Line of Credit, with a credit facility of $128,000 and APR of 11.90% in October 2023.

Other Events

In Q3-Q4 of 2023, the Company underwent a rebranding and began doing business under the name The Botanery Barn. In Q3-Q4 of 2023, the Company launched its new flagship Garden Gin product within the Revivalist Spirits category of gin products.

Paul Verna, CPA
Managing Partner

Timothy J. Battista
Senior Partner

VERNA & ASSOCIATES

Robert J. Verna
Founder

Kerry Andrew Revelas, CPA
Senior Partner

Alex Zaslow, CPA
Partner



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Brandywine Branch Distillers, LLC
Elverson, Pennsylvania

We have reviewed the accompanying financial statements of **Brandywine Branch Distillers, LLC** (A Corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of **Brandywine Branch Distillers, LLC** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



RV Professional Building • 105 Jessup Road • Thorofare, NJ 08086-2138
Media Professional Building • 104-106 W. Front Street • Media, PA 19063-3208
Kevon Office Building • 2500 McClellan Blvd., Suite 100 • Pennsauken, NJ 08109
Phone. 856.384.8400 • Fax. 856.384.1622

CPA

Supplementary Information

The supplementary information included in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Verna & Asso

Thorofare, New Jersey
November 20, 2023

BRANDYWINE BRANCH DISTILLERS, LLC
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	500,664
Accounts Receivable		113,465
Inventory		479,997
Prepaid Expenses		36,598
TOTAL CURRENT ASSETS		1,130,724

FIXED ASSETS

Office Furniture & Equipment	707,379
Leasehold Improvements	615,215
	1,322,594
Less: Accumulated Depreciation	1,029,730
NET FIXED ASSETS	292,864

RIGHT-OF-USE ASSET - OPERATING LEASE	389,528
RIGHT-OF-USE ASSET - FINANCING LEASE	7,896

OTHER ASSETS

Deposits	8,215
Trademarks	13,440
TOTAL OTHER ASSETS	21,655

TOTAL ASSETS	$	1,842,667

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	125,131
Accrued Expenses		182,584
Deferred Revenue		11,627
Loan Payable - Related Parties		81,045
Loans Payable		27,701
Sales Taxes Payable		13,526
Preferred Yield Payable - Preferred D Units		83,321
Lease Payable - Financing Lease		4,440
Lease Payable - Operating Lease		119,904
TOTAL CURRENT LIABILITIES		649,279

LONG-TERM LIABILITIES

Loans Payable, net of current portion	229,953
Loan Payable - Related Parties, net of current portion	645,360
Lease Payable - Operating Lease, net of current maturities	273,546
TOTAL LONG-TERM LIABILITIES	1,148,859

TOTAL LIABILITIES	1,798,138

MEMBERS' EQUITY

Common Units	335,000
Preferred A Units	1,499,989
Preferred B Units	1,000,333
Preferred C Units	1,820,000
Preferred D Units	2,580,944
Mandatory Preferred Yield - Preferred D Units	(83,321)
Accumulated Deficit	(7,108,416)
TOTAL MEMBERS' EQUITY	44,529

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,842,667

See accompanying independent accountants' review report and notes to financial statements.

BRANDYWINE BRANCH DISTILLERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	Amount	Percent of Revenue
REVENUE		
Revenue	$ 2,239,964	100.0
COST OF SALES	1,485,308	66.3
GROSS PROFIT	754,656	33.7
OPERATING EXPENSES (Schedule I)	2,253,741	100.6
OPERATING LOSS	(1,499,085)	(66.9)
OTHER INCOME (EXPENSES)		
Other Income	2,091	0.1
Interest Expense	(47,478)	(2.1)
TOTAL OTHER INCOME (EXPENSES)	(45,387)	(2.0)
LOSS BEFORE INCOME TAXES	(1,544,472)	(68.9)
INCOME TAXES	-	-
NET LOSS	$ (1,544,472)	(68.9)

See accompanying independent accountants' review report and notes to financial statements.

4

BRANDYWINE BRANCH DISTILLERS, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Units	Preferred A Units	Preferred B Units	Preferred C Units	Preferred D Units	Mandatory Preferred Yield - Preferred D - Units	Accumulated Deficit
Balance - January 1, 2022, as originally stated	$335,000	$1,499,989	$1,000,333	$1,820,000	$ 421,653	$ -	$ (5,083,931)
Prior Period Adjustment - Various 2021 expenses incorrectly recorded in 2022	-	-	-	-	-	-	(480,013)
Balance - January 1, 2022, as restated	335,000	1,499,989	1,000,333	1,820,000	421,653	-	(5,563,944)
Capital Contributions - Preferred D Units	-	-	-	-	2,284,460	-	-
Issuance Costs - Preferred D Units	-	-	-	-	(125,169)	-	-
Mandatory Preferred Yield - Preferred D Units	-	-	-	-	-	(83,321)	-
Net Loss	-	-	-	-	-	-	(1,544,472)
Balance - December 31,	$335,000	$1,499,989	$1,000,333	$1,820,000	$2,580,944	$ (83,321)	$ (7,108,416)

See accompanying independent accountants' review report and notes to financial statements.

5

BRANDYWINE BRANCH DISTILLERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (1,544,472)
Adjustments to Reconcile Net Loss to	
Net Cash Used in Operating Activities:	
Depreciation and Amortization	109,096
Bad Debt	15,984
Non-cash Lease Payments	3,922
Changes in:	
Accounts Receivable	3,590
Inventory	(230,881)
Prepaid Expenses	(35,783)
Accounts Payable	(90,626)
Accrued Expenses	139,384
Deferred Revenue	1,084
Sales Taxes Payable	5,471
TOTAL ADJUSTMENTS	(78,759)
NET CASH USED IN OPERATING ACTIVITIES	(1,623,231)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of Trademarks	(3,863)
Purchases of Fixed Assets	(20,818)
NET CASH USED IN INVESTING ACTIVITIES	(24,681)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Preferred Stock Sales	2,284,460
Preferred Units - D Issuance Costs	(175,889)
Payments on Lease Payable - Finance	(4,810)
Payments on Line of Credit	(99,147)
Payments on Loans Payable	(27,963)
Payments on Loans Payable - Stockholders	(65,812)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,910,839

NET INCREASE IN CASH AND CASH EQUIVALENTS	262,927
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	237,737
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 500,664

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

During the year, cash was paid for the following:

Interest Expense	$ 47,478
Income Taxes	$ -

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During the year, the Company accrued a mandatory Preferred Yield Payable on Preferred D Units totaling $83,321, with a corresponding entry to Preferred D Units in Equity.

See accompanying independent accountants' review report and notes to financial statements.

NOTE 1 - <u>NATURE OF OPERATIONS</u>

Brandywine Branch Distillers, LLC (the "Company") is a Limited Liability Company formed on August 28, 2014 under the laws of the Commonwealth of Pennsylvania. The Company manufactures and sells different types of spirits. The Company is headquartered in Exton, Pennsylvania.

NOTE 2 – <u>GOING CONCERN</u>

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits in the past three years with net losses of $1,544,472, $1,055,624 and $37,794 for the years ended December 31, 2022, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2022, the Company had an accumulated deficit of $7,108,416. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its ongoing obligations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 3 – <u>NEW ACCOUNTING GUIDANCE IMPLEMENTATION</u>

As of January 1, 2022, the Company changed its accounting method for leases as a result of implementing the requirements in the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 842, Leases, using the modified retrospective transition method. The guidance is supposed to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. There was no cumulative effect adjustment to the Company's balance sheet as of January 1, 2022. Adoption of this new guidance did not have a significant impact to the statement of income or cash flows for the year ended December 31, 2022, but did have a material impact on the balance sheet due to the recognition of ROU assets and liabilities for operating leases.

In accordance with ASC 842, the Company had available to them certain practical expedients available as part of the adoption of this standard. The Company elected to adopt the package of practical expedients available under the transition guidance. This package includes the following: (a) relief from determination of lease contracts included in existing or expiring leases at the point of adoption, (b) relief from having to reevaluate the classification of leases in effect at the point of adoption, and (c) relief from reevaluation of existing leases that have initial direct costs associated with the execution of the lease contract.

The Company has elected the practical expedient for not restating prior year financials. This expedient provides the option to apply the new guidance at its effective date (January 1, 2022). The Company has also elected the practical expedient for short-term leases. This expedient provides the option to not capitalize those short-term leases (leases that are twelve months or less without a purchase option that a

NOTE 3 – NEW ACCOUNTING GUIDANCE IMPLEMENTATION (Continued)

lessee is likely to exercise) and record them on your balance sheet. You can simply treat them as operating leases as previously defined under ASC 840.

As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022, a lease liability at the carrying amount of the capital lease obligations on December 31, 2021, of $9,250 and a ROU asset at the carrying amount of the capital lease asset of $9,250. We also recognized on January 1, 2022, a lease liability of $509,364, which represents the present value of the remaining operating lease payments of $522,755, by using the practical expedient to adopt the risk-free interest rate for the applicable remaining lease years of 1.26% and a ROU asset of $389,528.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company files its tax returns on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded net of provisions for doubtful accounts. Allowances for doubtful accounts are based primarily on an analysis of aged accounts receivable balances and the credit worthiness of our clients as determined by credit checks and analysis, as well as customer payment history. The allowance for doubtful accounts at December 31, 2022 was $15,891. Accounts receivable at December 31, 2022 and 2021 was $113,465 and $133,039, respectively. Bad debt expense for the year ended December 31, 2022 was $15,984.

Inventory
Inventory, consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first in, first out method. Inventory at December 31, 2022 consist of the following: raw materials $210,139, inventory in-transit $172,224 and finished goods $97,634.

Property and Equipment
Property and Equipment are stated at cost. Depreciation is provided over their estimated useful lives on a straight-line basis. The useful lives of the fixed assets for purposes of computing depreciation are between five to seven years.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

Maintenance, repairs, and minor renovations are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of or retired, the asset account and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss in recognized in operations.

Depreciation expense for the year ended December 31, 2022 was $107,742.

Trademarks

The Company has trademarks which are considered to be intangible assets. These assets are deemed to have indefinite lives and are not amortized, but are reviewed annually for impairment, or when events or circumstances indicate their carrying amount nay not be recoverable. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset.

Leases

The Company accounts for leases in accordance with FASB ASC 842. The Company is a lessee in several non-cancelable operating leases. Leases are evaluated using the criteria outlined in FASB ASC 842 to determine whether they will be classified as operating leases or financial leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company determines if an arrangement conveys the right of use of an identified asset, and whether the Company obtains substantially all economic benefits from and has the ability to direct the use of the asset. The Company recognizes a lease liability and ROU at the commencement date of the lease.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Unless impaired, the operating ROU asset is subsequently measured throughout the lease term at the amount of the lease liability. As most of our leases do not provide an implicit rate, we adopted the practical expedient to use the interest free rate for the applicable lease terms at commencement date in determining the present value of lease payments.

The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the lease term or the remaining useful life of the asset.

We have lease arrangements with lease and non-lease components, which are generally accounted for separately. For certain leases, such as office facilities, we account for the lease and non-lease components as a single lease component. For arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. These variable lease payments, which are primarily comprised of common area maintenance, utilities, and real estate taxes that are passed on from the lessor in proportion to the space leased, are recognized in operating expenses in the period in which the obligation for those payments was incurred.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expense Recognition

In accordance with Accounting Standards Codification (ASC) 606, revenue is recognized in accordance with a five-step model: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the contract price; (iv) allocate the transaction price; and (v) recognize revenue as each performance obligation is satisfied. If it is determinable that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met.

Revenue is derived primarily from the sale of spirits primarily from point-of-sale transactions or e-commerce platform transactions. Revenue is recognized upon receipt by customer, net of discounts, sales tax and estimated returns to arrive at net sales.

The Company's performance obligations are satisfied at a point in time. Revenue from products transferred to clients at a point in time represented substantially all of the Company's revenue. Revenue on these contracts is recognized when obligations under the terms of the contract with the Company's customer are satisfied. Revenue is recognized when performance obligations are satisfied through the transfer of control of the promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Any consideration received prior to the fulfillment of the Company's performance obligation is deferred and recognized as a liability.

Income Taxes

The Company elected to be taxed as C-Corporation in 2022. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising from differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Costs

Advertising costs are charged to operations in the year incurred. Advertising expense for the year ended December 31, 2022 was $292,283.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick day, and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 5 – <u>CONCENTRATION OF CREDIT RISK</u>

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, trade receivables, and payables. The Company maintains its cash balances in banks which are fully insured by the Federal Deposit Insurance Corporation, up to $250,000. The coverage for each financial institution is $250,000. At December 31, 2022, the Company had a cash concentration risk of $240,592.

Accounts receivable concentrations involved two (2) accounts representing 49.3% and 12.8% of the total accounts receivables as of December 31, 2022.

NOTE 6 – <u>FAIR VALUE MEASUREMENTS</u>

Certain financial assets and liabilities are accounted for at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures," which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marked participants at the measurement date. The following fair value hierarchy prioritizes the inputs used to measure fair value:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant.

Accordingly, all cash and cash equivalents, receivables, inventory and other current assets and accounts payable and accrued expenses, leases payable, and other current liabilities are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. The Company on an annual basis will determine if the current valuation techniques used in the fair value measurements are still appropriate and evaluate and adjust the observable inputs used in the fair value measures based on current in 2022.

NOTE 7 – <u>PREPAID EXPENSES</u>

Prepaid expenses primarily include prepaid benefits, insurance premiums, and prepaid services totaling $9,408, $18,057, and $9,133 respectively, for a grand total of $36,598.

NOTE 8 – LINE OF CREDIT

The Company has a $100,000 revolving line of credit with Malvern FCU. There was no outstanding debt as of December 31, 2022. Bank advances on the line are payable monthly with interest only at a rate of interest as defined by the published Wall Street Journal plus 0.50%. The prime rate of interest at December 31, 2022 was 7.50%. The line of credit is secured by primarily all assets of the Company. The loan was renewed May 1, 2023.

NOTE 9 – NOTES PAYABLE

The Company has the following notes payable as of December 31, 2022:

Note payable to a financial institution in monthly installments of $1,137, including interest at 10.78% secured by equipment of the Company with a final payment due February 2026.	$ 68,580
A $200,000 note payable to a bank, payable in monthly of installments $1,459, including interest at 3.75% secured by all assets of the Company, personal guarantees from two officers/stockholders of the Company and a relative of the officers/stockholders. The note payable has a balloon payment due November 2028 of $121,810.	189,074
Total Debt	257,654
Less: Current Portion	27,701
Total Long-Term Debt	$229,953

Principal maturities of notes payable over the next five years are as follows:

For the years ending December 31,	
2023	$ 27,701
2024	29,980
2025	32,083
2026	17,592
2027 and thereafter	150,298
	$ 257,654

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company has a $72,258 (original amount of $153,000) outstanding loan with an officer/stockholder of the Company. The loan is due in 24 monthly installment payments of $6,863 including interest at 7.0%. The loan is due December 2023.

NOTE 10 - <u>RELATED PARTY TRANSACTIONS (Continued)</u>

The Company has a loan payable of $24,390 to an officer/stockholder of the Company. The loan bears interest at 4.56% but has no formal monthly payment or due date. The loan is not expected to be repaid within twelve months.

The Company has a $338,871 (original amount of $350,000) outstanding loan with 122 Ridge, LLC.an entity owned by one of the officer/stockholder of the Company. The loan is due in 59 monthly installment payments of $1,799 including interest at 3.75% with a balloon payment of $306,283 for its 60th payment. The loan is due November 2026.

The Company has an outstanding loan with an officer/stockholder of the Company for $290,886 for rent not previously paid from August 2016 through February 2021. The loan has no stated rate of interest and no formal repayment terms and is not expected to be repaid within twelve months.

Principal maturities of notes payable over the next five years are as follows:

For the years ending December 31,	
2023	$ 81,045
2024	9,091
2025	9,479
2026	311,514
2027 and thereafter	315,276
	$ 726,405

NOTE 11 – <u>LEASES</u>

The Company has entered into an operating lease for office facilities with a related party (owned by an officer/stockholder of the Company) and a finance lease for equipment. Our leases have remaining lease terms of one to four years, of which the operating lease includes an option to extend the lease for up to 5 years. As of December 31, 2022, assets recorded under finance leases totaled $9,250, with accumulated amortization of $1,354.

The components of lease expense were as follows:

Operating lease cost $125,461, Short-term lease cost $9,869, Finance lease cost: Amortization of ROU assets $1,354 and interest on lease liabilities $5,625 with a total finance lease cost of $4,858.

Supplemental Cash Flows Information

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$ 121,539
Operating cash flows from finance leases	$ 4,858

NOTE 11 – LEASES (Continued)

Right-of-use assets obtained in exchange for lease obligations:

Operating leases	$509,364
Finance leases	$ 9,250

Weighted Average Remaining Lease Term:

Operating leases	6 years
Finance leases	1 years

Weighted Average Discount Rate:

Operating leases	1.26%
Finance leases	0.73%

Future minimum lease payments under non-cancellable leases as of December 31, 2022 were as follows:

For the years ending December 31,

	Operating Leases	Finance Leases
2023	$124,042	$4,454
2024	126,546	-
2025	129,049	-
2026	21,578	-
2027 and thereafter	-	-
Total future minimum lease payments	401,215	4,454
Less imputed interest	(11,687)	(14)
Total	$393,450	$4,440

Reported as of December 31, 2022

Lease liabilities – Current	$119,904	$4,440
Lease liabilities – Long-term	273,546	-
Total	$393,450	$4,440

NOTE 12 – EQUITY

As of December 31, 2022, pursuant to the Fifth Amended and Restated Operating Agreement entered into on May 2022, members' equity consisted of the following:

- 700,000 Common Units
- 300,000 Preferred A Units
- 200,067 Preferred B Units
- 400,463 Preferred C Units
- 481,226 Preferred D Units
- 276,514 Warrants

NOTE 12 – EQUITY (Continued)

All Common Units and Preferred Units A-D vote as a single class. The Common Unit members nominate one board manager with the approval of Blue Highway Growthy Capital Fund, L.P ("BHGC"), the majority Preferred D Unit holder.

The Preferred A, B, and C Unit members nominate one board manager with the approval of BHGC. One board manager will be nominated to the board by BHGC. Two individuals will be appointed to the board by BHGC as independent managers of the Company.

The Preferred Units A, B and C are entitled to a preferred yield of 6% upon availability of funds. The Preferred D Units are entitled to a mandatory preferred yield of 8% payable on a quarterly basis commencing eighteen months after the initial issuance or issue date of the units. These payments are subject to one half of the preferred yield. In general for all preferred yield calculations, the payments are capped at 80% of the Preferred Unreturned Capital Value. Accrued Preferred Yield for the Preferred D Units totaled $83,321.

The unaccrued preferred yield on the Preferred A, B and C Units totaled $870,680. These were not accrued as they are not mandatory and it is not certain if the Company will have the capability to pay them in the future.

The warrants issued to BHGC are exercisable for a period of 10 years commencing May 11, 2022, at $0.01of duly authorized, validly issued, fully paid and nonassessable Common Units.

NOTE 12 – INCOME TAXES

The Company converted to a C-Corporation in 2022. There was no federal or state provision for income taxes for the current year. The Company had taxable losses of approximately $1,585,000 as of December 31, 2022. No deferred income taxes were created as the Company has not been able to generate profits for the last several years. As such, the Company has applied a valuation allowance of approximately $303,000 and $143,000 for federal and state income taxes which it will not consider deferred until such time if the Company should become profitable.

NOTE 13 – UNCERTAINTY OF INCOME TAXES

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that would more than likely not be sustained upon examination by the taxing authorities. Management has analyzed the possible tax positions taken by the Company and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2019.

NOTE 14 – PRIOR PERIOD AJDUSTMENTS

The Company is restating the opening balance of accumulated deficit for various expenses that were originally recorded for the year ended December 31, 2022, but were expenses for the year ended December 31, 2021. The restatement consisted of adjustments to operations and various asset and liability accounts. The net effect of these changes amounted to $480,013 to the opening accumulated deficit at January 1, 2022. The loss as originally reported was $575,611 and was revised to $1,055,624 for the year ended December 31, 2021.

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 20, 2023 which is the date the financial statements were available to be issued. The Company has determined there were no events or matters, except as noted below, that require additional disclosure or recognition in the financial statements.

In 2023, the Company offered an additional subscription for Preferred D-1 Units. The Company was seeking up to $1,500,000 at a purchase price of $5.288 per unit. The first issuance was received in April 2023 and anticipates the initial closing to occur no later than December 1, 2023. The Company to date has raised $669,500. The Preferred Yield is at 8.0% and is accounted for similar to the Preferred Units A, B and C.

SUPPLEMENTAL INFORMATION

BRANDYWINE BRANCH DISTILLERS, LLC
SCHEDULE I - COST OF SALES
FOR THE YEAR ENDED DECEMBER 31, 2022

		Amount	Percent of Revenue
COST OF SALES			
Inventory - Beginning of Year	$	234,073	10.4
Product Costs		1,297,711	57.9
Direct Labor		278,467	12.4
Payroll Taxes - Direct Labor		57,083	2.5
Employee Benefits		5,868	0.3
Freight		88,611	4.0
Travel and Lodging		3,492	0.2
TOTAL DIRECT COSTS		1,965,305	87.7
Inventory - End of Year		(479,997)	(21.4)
TOTAL COST OF SALES	$	1,485,308	66.3

See accompanying independent accountants' reviw report.

BRANDYWINE BRANCH DISTILLERS, LLC
SCHEDULE I - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2022

	Amount	Percent of Revenue
OPERATING EXPENSES		
Advertising	$ 292,283	13.0
Amortization	1,354	0.1
Bad Debt	15,984	0.7
Bank and Transaction Fees	48,464	2.2
Commissions	113,800	5.1
Computer and Internet Expenses	7,676	0.3
Conferences	1,250	0.1
Contractors and Consultants	343,806	15.3
Contributions	300	-
Depreciation	107,742	4.8
Dues and Subscriptions	21,350	1.0
Employee Benefits	75,262	3.4
Insurance	39,797	1.8
Licenses and Permits	7,247	0.3
Meals and Entertainment	15,495	0.7
Office Expense	13,803	0.6
Payroll	507,887	22.7
Payroll Taxes	51,537	2.3
Payroll Fees	7,295	0.3
Postage and Delivery	832	-
Professional Fees	162,750	7.3
Rent	135,330	6.0
Repairs and Maintenance	64,113	2.9
Supplies	29,314	1.3
Taxes - Other	20,881	0.9
Software, Tools, and Hosting	9,109	0.4
Telecommunications	1,875	0.1
Travel	101,156	4.5
Utilities	56,049	2.5
TOTAL OPERATING EXPENSES	$2,253,741	100.6

See accompanying independent accountants' review report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

23 DAYS LEFT

GET A PIECE OF BOTANERY BARN DISTILLING

Welcome to the Garden

Revivalist Garden Gin celebrates the power of plants with a curated selection of ethnobotanicals that excite the senses and bring new life to your favorite cocktails. From ...
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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BOTANERY BARN
Voted Best Craft Gin Distillery
Double Gold
Gin winner
2023 Craft Distillers Spirits Competition
97
REVIVALIST
R
GIN

$164,145.55 Raised

OVERVIEW ABOUT TERMS PRESS & UPDATES REWARDS DISCUSSION

REASONS TO INVEST



- Botanery Barn presents a unique opportunity to invest in both Revivalist and Resurgent (two brands for the price of one). Our spirits, carefully crafted with purposeful botanicals, carve a niche in the wellness-driven market, blending tradition and innovation to deliver distinct flavors that deeply connect with conscious consumers.
- With the global gin market set to grow 7.7% till 2027 and flavored whiskey sales surging by 14.6% (2020-2022), we're tapping into consumer demand for innovative spirits.*
- [illegible] and Beverage Director of Bathtub Gin in NYC and LA, our commitment to innovation and excellence is strong.





*Source

Get Equity
$7.28 Per Share

RAISED	INVESTORS
$164,145.55	132
MIN INVEST	VALUATION
$247.52	$15.99M

THE PITCH

Welcome to the Garden



WELCOME TO THE GARDEN
R
GIN
01:46

At Botanery Barn, we're not just distillers – we're botanical enthusiasts crafting unique spirits. With a keen eye for selecting and infusing the finest plant elements into our products, we've cultivated a new realm of flavor and creativity. Founded by visionary brothers Scott and Don, our passion for plants led us to create Revivalist Garden Gin and Resurgent Botanical Whiskey. We've revamped a historic barn into a hub of innovation, where we are producing plant-based libations rich in history and green in footprint.





THE ORIGINAL
RESURGENT WHISKEYS
B.B.D.
01:31

At Botanery Barn our passion is plants. We invite you to experience Revivalist Garden Gin, a paradise of well-curated botanicals sourced from around the globe and our own backyard.



GARDEN
GIN
Lemon Verbena
Hemp
Plum
Rose Hips
Ashwaghanda

THE OPPORTUNITY

Celebrating the Power of Plants From Root to Fruit

Botanery Barn Distilling addresses a gap in the market where wellness-driven consumers lack spirit options aligned with their lifestyle. Our mission is to blend the power of plants and spirits, crafting exceptional beverages that stand for authenticity, sustainability, and health-conscious enjoyment. Today, the Botanery Barn is a distillery run by botanical experts, rooted in bringing the magic of plants to fruition.

THE PROBLEM
Today's wellness-oriented consumer does not have a gin or whiskey brand designed for their needs
THE SOLUTION
A Pennsylvania-based distillery that is *dedicated to creating super premium gins and whiskeys* using only the finest botanicals and other plant-based ingredients.

Unlike other distilleries, we specialize in infusing our spirits with a purpose – botanical elements with a rich history of ethnobotanical use. Our spirits resonate with conscious consumers seeking all-natural, additive-free beverages. From ashwagandha to coffee bean, we've thoughtfully curated each botanical to create a truly distinctive flavor profile that's both captivating and wholesome. In addition, our commitment to sustainability radiates through every bottle manufactured. Our distillery in Pennsylvania isn't just a place of production; it's a hallmark of responsible craftsmanship. We've championed a green approach, saving thousands of gallons of wastewater monthly, and supporting local farmers by donating our spent grains.

CHESTER COUNTY
BOTANERY
BARN
Our distillery in *Pennsylvania* isn't just a place of production; it's **a hallmark of responsible craftsmanship.**
RESURGENT
SPIRITS
REVIVALIST
GARDEN GIN

Botanery Barn's revenue streams flow from four key sources. Firstly, our primary wholesale distribution powers sales, driving expansion within our network. Secondly, our direct sales to Pennsylvania-based bars and restaurants aims to ensure strong margins and local support

Pennsylvania-based bars and restaurants aims to ensure strong margins and local support. Thirdly, we anticipate our direct-to-consumer channel, already present in Pennsylvania, will continue to expand regionally. Lastly, our on-site food & beverage bistro enriches our brand experience—giving our spirits a place to call "home".

THE MARKET & OUR TRACTION

Changing Consumer Perceptions with Artful Botanicals

The global gin market anticipates a 7.7% growth until 2027 (source), while sales of flavored whiskey grew by 14.6% from July 2020 to 2022 (source). Craft gin distilleries are spurring innovation, drawing focus to the spirit's diverse possibilities. Skillfully curated botanicals infuse a newfound excitement, transforming gin from a traditional evergreen note into a blossoming garden of flavor, altering consumer perceptions—tastefully.


REVIVALIST
R
Our seasoned founders, Don and Scott Avellino, each boast 25+ years of executive management and spirits industry experience.
The Global Gin Market anticipates a
7.7%
growth until 2027
Sales of Flavored Whiskey grew by
14.6%
from July 2020 to 2022

In collaboration with respected groups like the American Distilling Institute, American Craft Distillers Association, and the Distilled Spirits Council, we're venturing beyond distilling—we pride ourselves in embodying craftsmanship and unity. With the imminent global introduction of Revivalist Garden Gin, our journey, marked by flavor, innovation, and industry standards, flourishes, rooted by our commitment to community and impactful partnerships.


USA TODAY
Voted #1 Craft Gin Distillery
2023
REVIVALIST
R
GARDEN
GIN

WHY INVEST

Embrace the Spirited Essence of Nature


CHESTER COUNTY
BOTANERY BARN
Join us
and shape the future of botanical spirits
REVIVALIST
R
GARDEN GIN
RESURGENT
SPIRITS



At Botanery Barn Distilling, we're on a mission to redefine the spirits landscape by embracing the essence of nature. With floral and sweet gin creations that resonate with the wellness-oriented consumer, we're not just in the market of producing beverages; we're cultivating a health-conscious experience to enjoy. Your investment will support our journey from Pennsylvania's strong base to a multi-state expansion in 2024, with the ultimate goal of international distribution in 2025 and beyond. Join us in celebrating the power of plants, and become a part of a unique opportunity to shape the future of botanical spirits.

Let's elevate the spirits industry together. Invest today in Botanery Barn Distilling.

ABOUT

HEADQUARTERS
350 Warwick Rd
Elverson, PA 19520

WEBSITE
View Site



Revivalist Garden Gin celebrates the power of plants with a curated selection of ethnobotanicals that excite the senses and bring new life to your favorite cocktails. From Botanery Barn Distilling, makers of premium and innovative, award winning, botanical-infused spirits.

TEAM



Don Avellino
Co-Founder, CEO, Board Member

Don Avellino is the Co-Founder and CEO of Botanery Barn Distilling, With more than a decade in the spirits industry, he has helmed the capital raise, construction, and launch of the distillery and the Revivalist and Resurgent brands. As a serial entrepreneur, Don has had 25+ years of executive management, strategy, finance, and operations, experience with a proven track record of navigating start-ups to successful exits.





Scott Avellino
Chief Operating Officer

Co-founder & COO, Scott Avellino is a serial entrepreneur with 25+ years in executive management, product marketing, and strategy and 8+ years in spirits industry.



Steve Luttmann
Advisor

Steve started his career at Unilever in Foods, working in Europe, the United States, and Brazil on various brands including Lipton Iced Tea, Ben & Jerry's, Bertolli, CICA/Knorr, and Ragu Pasta Sauce.

In 2003, he joined Diageo & Moët Hennessy's Schieffelin & Somerset as Senior VP of Marketing and continued with Moët Hennessy after the joint venture split. In 2005, he created his own spirits brand, Leblon Cachaça —Brazil's preeminent craft spirit— which became the leading super-premium Cachaça in the United States with presence in more than 40 countries. Leblon was acquired by Bacardi Ltd in 2015. Steve Luttmann is the Founder and CEO of Hercules Mulligan.

In 2019, Steve launched Hercules Mulligan's Rum & Rye with a killer recipe and a blockbuster-worthy story that inspired the brand. Hugely successful in DTC, Hercules Mulligan is now expanding to 41 U.S. markets and is supported financially by its enthusiastic consumer base with more than 2,000 consumer-investors.

Steve also launched Bahnbrëcker, the world's first Hefeweizen Whiskey, in Texas in 2021 with Country Music Star Randy Rogers & Friends. Luttmann is a graduate of Penn State and NYU, and lives in NYC. His marketing agency, Tortoise & Volt, has provided strategic marketing and business strategy to various companies, including Betty Buzz, Aviation Gin, McDonalds, Campbells, PepsiCo, Diageo, Bacardi, Justice In Motion, and Newman's Own.



Tim Condon
Chief Financial Officer (Part-Time), Board



Arthur Spector
Board Member



Christine Jones
Board Member

(Part-Time), Board Member

Tim has been in the industry for 30 years - the first 23 years in finance, strategy and production at Brown-Forman and the last 7 working in similar roles with multiple craft distillers including Board roles.



Mr. Spector has been the CEO or Chair of a number of public companies including State National Bank, Nations Health and Neoware. Each of those companies was successfully sold. Mr. Spector was also a Managing Director of TL Ventures and a founder/Managing Director of Safeguard International Fund. He is a graduate of Penn Law School and resides in Bryn Mawr, Pennsylvania.

Christine is a Co-Founder and Managing Partner of Blue Highway Capital. Chris has 25 years of expertise in sourcing, structuring, and managing investments through two funds she co-founded. Her investment portfolio includes small middle market companies across a broad range of industries including business services, health care services, telecommunications, transportation and logistics, consumer products, and manufacturing. These investments have been made in rapidly growing businesses and structured to support growth, acquisition and recapitalization strategies.

Chris has served on the boards of numerous portfolio companies and various industry associations. Ms. Jones was a member of the Board of Directors of the St. John's International School in Waterloo, Belgium and its Foundation in the United States.

Chris holds a B.A. degree from Miami University in Oxford, Ohio and an M.B.A. from The Wharton School of the University of Pennsylvania. She spends 1 hour per week on Botanery Barn.



Peter Nalle
Board Member

Peter Nalle is the immediate past Chair of the Board of The Rosenbach Museum & Library. He has had a long career in publishing and information services, holding senior officer positions over the years at McGraw-Hill, Harper-Collins (J.B. Lippincott), Simon and Schuster, and Grolier, Inc.

Since 1996, he has worked in the Philadelphia area as a private investor/advisor and owner/operator of publishing and information service companies including Chilton Publishing and American Reading Company. He also served as the CEO of Audiofy Corporation, a digital audiobook platform that was acquired by Ingram Corporation in 2008. He has been involved with the American Reading Company, a privately held Education Services company based in King of Prussia, since its founding in 1998. He served as a Director on their board from 1998-2016 and as an Advisor until 2022.

Prior Board service includes The Association of American Publishers, The Association of American Medical Publishers, The Johns Hopkins University Press, and The Schuylkill River Development Council.



TERMS
Botanery Barn Distilling

Overview

PRICE PER SHARE	VALUATION
$7.28	**$15.99M**

DEADLINE ⓘ	FUNDING GOAL ⓘ
Mar. 21, 2024 at 11:59 PM PDT	**$15k - $1.23M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$247.52	**Equity**

MAX INVESTMENT ⓘ	ASSET TYPE
$1,234,993.76	**Units**

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
2,060	**Series E Units**

MAX NUMBER OF SHARES OFFERED
169,642

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

All previous investors in Botanery Barn will receive 5% bonus units.

Combo/Avid Investor Perk

Combo Perk: Invest $247+ within the first 72 hours and receive 10% bonus units

Flash Perk: Invest $247+ on day 88, 89, or 90 of the campaign and receive 5% bonus units

Volume-based Perks

Tier 1: Invest $500+ and receive 1 bottle of Garden Gin

Tier 2: Invest $1,000+ and receive 3 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 3: Invest $2,500+ and receive 6 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 4: Invest $5,000+ and receive 3% Bonus Shares, 6 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 5: Invest $10,000+ and receive 5% Bonus Shares, 6 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 6: Invest $25,000+ and receive 7% Bonus Shares, 12 bottles of Garden Gin, virtual tasting with Brendan and team

Tier 7: Invest $50,000+ and receive 10% Bonus Shares, 12 bottles of Garden Gin, virtual tasting with Brendan and team

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Brandywine Branch Distillers, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 units of Series E Units at $7.28 / unit, you will receive 110 units of Series E Units, meaning you'll own 110 units for $728. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

NEW UPDATES

02.27.24

Cofounder message from Don Avellino



A Message from Cofounder, Don Avellino
Watch later
Share
REVIVAL
GARDEN GIN
RESURGENT
WHISKEY
Watch on YouTube

PRESS

USA Today

Revivalist Botanical Gins named Best Gin Distillery again



View Article

USA Today

From small batch to big flavor: 10 craft gin distilleries in the US you need to know about



View Article



USA Today
Readers vote Revivalist Botanical Gins Best Craft Gin Distillery

View Article



USA Today
Best craft gin distillery? Readers vote Revivalist Spirits

View Article



PAEats
Why Bartenders Love Brandywine Branch Distillers Gin

View Article

Show More Press

ALL UPDATES

02.21.24

Revivalist Garden Gin Positioned Well for Growth



In the midst of a reset year for the US spirits scene, one unexpected standout was the remarkable surge in super premium gin, clocking in an impressive growth of nearly 20%. This is fantastic news for Revivalist Garden Gin, positioning it well in a market where innovation and premiumization are driving forces amidst broader industry challenges.

Source: Jefferies/ February 7, 2024 - DISCUS 2023 Review: Reset Year for US Spirits

02.14.24

Exclusive Recipe: South Philly Fizz Cocktail





There's nothing like a refreshing cocktail to enjoy during a game or at an outdoor party, especially when it's made with our Revivalist Garden Gin. Here's an exclusive recipe – the South Philly Fizz! Ingredients: Revivalist Garden Gin, lime juice, simple syrup, soda and garnish with mint leaves and lemongrass stalks. We're confident you'll love this refreshing blend of Revivalist Garden Gin with a dash of citrus and fizz. Enjoy responsibly!

How to build:

2 oz Revivalist Garden Gin

1 oz Lime juice

0.75 oz Simple syrup

2.0 oz Soda

Glass: Tall

Garnish: Mint leaves and five small pieces of lemongrass stalks

1. Add all ingredients to shaker

2. Shake hard for 5-8 seconds

3. Double strain into tall glass

4. Add soda5. Top with ice

02.09.24

Revivalist Gin Sour Cocktail: A Year-round Delight



It's been an incredible period of innovation here at Revivalist. We're proud to present our latest creation: The Garden Gin Sour. Exuding elegance and sophistication, this cocktail recipe blends our award-winning gin with the tang of citrus, a hint of sweetness, and a refreshing herbaceous element. Perfect for any time of the year, this cocktail truly embodies the spirit of our brand. We believe it will enhance any occasion, whether it's a casual get-together or a special event. We invite you to indulge in this timeless recipe, bound to become a favorite. Cheers to great taste, sophistication, and year-round enjoyment!

How to build:

2 oz Revivalist Garden Gin

1 oz Lemon juice

0.75 oz Elderflower syrup

Pinch of celery salt

Glass: Rocks or Coupe

Garnish: Ornamental flower

1. Add all ingredients to shaker

2. Shake without ice

3. Add ice to shaker

4. Hard shake with ice

02.07.24

Gardener's Punch Cocktail





We are thrilled to announce that Revivalist has crafted yet another unique gin cocktail—Gardener's Punch. This blend brings the soothing flavor of chamomile tea with the freshness of lemon, all enlivened with our Garden Gin. Savor the refreshing Gardener's Punch—your taste of summer in a glass.

How to build:

0.2 oz Revivalist Garden Gin
0.75 oz Lemon
0.75 oz Simple syrup
1–2 oz Chamomile tea
Glass: Large rocks glass
Garnish: Lemon wheel & mint or lavender sprig

1. Pour all ingredients in a shaker half-filled with ice
2. Shake for 3-5 seconds
3. Strain into large rocks glass over one large ice cube

02.05.24

The Gardner's Martini



We're thrilled to introduce our latest delectable cocktail recipe – The Gardner's Martini. Crafted with the perfect balance of our premium Revivalist Garden Gin, elegant Lillet Rose, and invigorating Grapefruit bitters, this cocktail is a delight for your taste buds. Presented in a classy coupe or stemmed glass, this drink exudes sophistication. The final flourish? A grapefruit zest garnish, adding a zesty punch and aromatic twist. Enjoy the complex interplay of refreshing flavors as they tantalize your palate. Cheers to delicious innovation with our gin!

How to build:

2 oz Revivalist Garden Gin

0.75 oz Lillet rose

3 drops Grapefruit bitters

GLASS: Coupe/Stemmed glass

GARNISH: Grapefruit zest

1. Add all ingredients to mixing glass with ice

2. Stir for 20 seconds

3. Strain into chilled coupe glass

02.02.24

Where Did Gin Originate?





Q:

Where did gin originate?



notes from the Gin Academy

A:

The gin of today evolved from the Dutch remedy, jenever. The first known mention of jenever was in a Dutch Medieval manuscript dating back to 1350.

02.01.24

A Taste of Summer: Revivalist Gin Spritz



Dive into the vibrant flavours of summer, despite the chill of winter, with our distinctive Revivalist Garden Gin Spritz. This cocktail is crafted with our unique Revivalist Gin combined with tangy orange liqueur, lively Prosecco, and effervescent soda, creating a perfect balance of freshness. In a large glass filled with ice, garnished with an orange slice and olives, this cocktail not only gives a sensory journey to a sunny beach but also a chance to appreciate the finesse of our Revivalist Garden Gin. Here's to an unexpected burst of summer sunshine. Cheers!

How to build:

1 oz Revivalist Garden Gin

0.5 oz Orange liqueur

2 oz Prosecco

2 oz Soda Glass: Wine

Garnish: Orange slice and olives

1. Add all ingredients to large wine glass

2. Top with ice

01.31.24

When Did Genever Become Gin?





notes from the Gin Academy
Q:
When did jenever become gin?
REVIVALIST
R
GARDEN
GIN
AN ETHNOBOTANICAL DISTILLATION

notes from the Gin Academy
A:
By the 1600's the Dutch remedy jenever was in great demand and traded throughout Europe. But when taxes were levied on imports coming into England and Scotland, entrepreneurs in Edinburgh decided to distill their own version, and made it their own by calling it 'gin.'
REVIVALIST
R
GARDEN
GIN
AN ETHNOBOTANICAL DISTILLATION

01.28.24

What Was the Original Gin?



notes from the Gin Academy
Q:
What was the original gin?
REVIVALIST
R
GARDEN
GIN
AN ETHNOBOTANICAL DISTILLATION



notes from the Gin Academy
REVIVALIST
R
GARDEN
GIN
AN ETHNOBOTANICAL DISTILLATION
A:
Jenever. This Dutch elixir from the 1300's was distilled from malted barley, juniper, anise, caraway, coriander, and other botanicals. It was sold in apothecaries as a treatment for kidney and stomach ailments, gallstones, and gout. In Medieval times, most herbal knowledge and healing emanated from monasteries where monks cultivated herb gardens for medicinal purposes.

01.26.24

Revivalist Investor Presentation



BOTANERY BARN
Voted Best Craft Gin Distillery
2020, 2021, 2022 and 2023 By USA Today
2024 "Country/Gold" Winner
World Gin Awards
Double Gold & Best Gin winner
2023 Craft Distillers Spirits Competition
97point rating
2023 Craft Distillers Spirits Competition
REVIVALIST
R
GARDEN
GIN
WORLD GIN AWARDS
WINNER
97

Revivalist Investor Presentation

Due to popular demand, we're adding another session where you can join us to delve deeper into this exciting opportunity and take the next step towards co-owning a brand that stands for excellence. This is your chance to be part of a distillery that embraces innovation, quality, and a commitment to botanical craftsmanship.

What Awaits You:

• Uncover the unique world of Revivalist Garden Gin and Resurgent Botanical Whiskeys.

• Dive into the financial prospects and growth potential of Botanery Barn Distilling.

• Engage with the visionaries behind Botanery Barn Distilling and connect with fellow potential co-owners.

When:

Sunday, February 4, 2024, from 2-3pm EST

Where:

Botanery Barn Distilling

350 Warwick Rd

Elverson, PA 19520

VIEW ON MAP

Registration is appreciated.

REGISTER HERE

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Botanery Barn Distilling.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1
Invest $500+ and receive 1 bottle of Garden Gin
Select

$1,000
Tier 2
Invest $1,000+ and receive 3 bottles of Garden Gin, virtual tasting with Brendan and team
Select

$2,500

Tier 3

Invest $2,500+ and receive 6 bottles of Garden Gin, virtual tasting with Brendan and team

Select

$5,000

Tier 4

Invest $5,000+ and receive 3% Bonus Shares, 6 bottles of Garden Gin, virtual tasting with Brendan and team

Select

$10,000

Tier 5

Invest $10,000+ and receive 5% Bonus Shares, 6 bottles of Garden Gin, virtual tasting with Brendan and team

Select

$25,000

Tier 6

Invest $25,000+ and receive 7% Bonus Shares, 12 bottles of Garden Gin, virtual tasting with Brendan and team

Select

$50,000

Tier 7

Invest $50,000+ and receive 10% Bonus Shares, 12 bottles of Garden Gin, virtual tasting with Brendan and team

Select

JOIN THE DISCUSSION

AD

What's on your mind?

0/2500

Post

AF

Anthony Folino III
6 days ago

What was 2023 revenue and how does that compare (i.e. reasons for growth or lack of growth) to 2022's ...
Show more

💬 1   ↑ 0   🏳

DA

Don Avellino ⊘
Botanery Barn Distilling • 6 days ago

2023 was in line with 2022. Our growth projection is based upon the release of the new Revivalist Garden Gi...
Show more

↑ 0   🏳

AF

Anthony Folino III
8 days ago

Revenue in each of 2020, 2021, and 2022 were $2.2m. It appears that revenue has plateaued. You mentione...
Show more

💬 1   ↑ 0   🏳

DA

Don Avellino ⊘
Botanery Barn Distilling • 6 days ago

Setting distribution up is a long process. We knew that the new Revivalist Garden Gin was on its way through ...
Show more

↑ 0   🏳

AF

Anthony Folino III
14 days ago

What were the revenues in 2019 and 2020?

💬 1   ↑ 0   🏳

DA

Don Avellino ⊘
Botanery Barn Distilling • 8 days ago

Reveunue is 2019 and 2020 were $804k and $2.160m respectively.

↑ 0   🏳

KL

Kyle LaGrutta
21 days ago

Hello. When/how will the bonus bottle be sent for those who invested? Also, is there a way to swap it to ...

Show more

💬 1   ↑ 0   🚩

DA **Don Avellino** ⓘ
Botanery Barn Distilling • 19 days ago

We expect to send out incentives in approximately 30-45
days once we receive all the contact information for ...
Show more

↑ 0   🚩

AF **Anthony Folino III**
21 days ago

**The financials show revenue for 2021 and 2022 to be
approximately $2.2 million each. Please elaborate on ...**
Show more

💬 1   ↑ 0   🚩

DA **Don Avellino** ⓘ
Botanery Barn Distilling • 19 days ago

In 2018, total revenue was $650,000 and has grown
steadily YoY. In 2022, we separated from a 3-state ...
Show more

↑ 0   🚩

AF **Anthony Folino III**
21 days ago

**How are 2023's revenue of $2.2 million broken down
between: (a) gin sales, (b) bourbon and other spirits ...**
Show more

💬 1   ↑ 0   🚩

DA **Don Avellino** ⓘ
Botanery Barn Distilling • 19 days ago

Food and beverage represent approximately 18% of total
sales. We see this as an increasingly smaller share of o...
Show more

↑ 0   🚩

AF **Anthony Folino III**
22 days ago

**The financials state that Series A, B, and C are entitled
to a 6% preferred return and Series D to an 8% ...**
Show more

💬 1   ↑ 0   🚩

DA **Don Avellino** ⓘ
Botanery Barn Distilling • 19 days ago

The preferred series A, B, C, and D investments were
made at the inception of the company and additional ...
Show more

↑ 0   🚩

AS **Allan Struzinski**
a month ago

**Now that I have invested when do I receive
documentation for the 220 shares? Thanks!**

💬 1   ↑ 0   🚩

DA **Don Avellino** ⓘ
Botanery Barn Distilling • a month ago

Hello Allen, please see this link that can answer your
question about your investment documents. Thanks for...
Show more

↑ 0   🚩

GK **Gregory Keil**
2 months ago

**Good Morning! What are intended use of the funds
raised through this offering?**

💬 2   ↑ 0   🚩

DA **Don Avellino** ⓘ
Botanery Barn Distilling • 2 months ago

Hello Gregory, the intended use of funds are mainly for
inventory production and to support market expansion....
Show more

↑ 0   🚩

View 1 more reply

Show More Comments

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In the heart of Western Chester County, Pennsylvania there's a haven for plant enthusiasts and spirit connoisseurs.

At Botanery Barn Distilling we believe how you make something is every bit as important as what you make.

That's why we combine Pre-Prohibition craft distilling techniques with ethnobotanical traditions, used by cultures around the globe for millennia to make Revivalist Garden Gin and Resurgent Botanical Whiskeys.

Each bottle of Revivalist and Resurgent is carefully crafted with a select combination of ethnobotanicals sourced from around the world and our own backyard.

The barn that houses the distillery and restaurant dates back to 1825. Over the years, it's been everything from a dairy barn to a hangout for local musicians when it was known as the Hippie Barn. Today, it's is a hub of creativity and innovation, where the power of plants is harnessed to craft exceptional botanical spirits.

(Revivalist Garden Gin)

Revivalist competes in a growing gin quadrant. Year after year, it clinches prestigious awards, securing its place as an industry leader.

Revivalist stands out as a super-premium+ option with exceptional value that appeals to both traditional gin aficionados and new world spirits explorers.

Never ones to rest on past success, we know that if you don't stay way ahead you're already behind. So, once again, we reimagined the gin experience.

Cultivating a new era in spirits, Revivalist Garden Gin is a sustainably produced, next gen craft gin.

Unlike other gins that flavor bomb with one ingredient, too many ingredients, or artificial additives, the unique, all-natural botanicals used in Revivalist impart softer, subtler notes.

Guided by our Master Mixologist, the world-renowned bartender Brendan Bartley, each plant is specifically selected for its culinary palate and ethnobotanical roots.

Only the finest botanicals go into Revivalist Garden Gin.

We use a proprietary cold brew process for optimal expression with no additives or flavorings, and the difference in taste is real.

You've never tasted gin like this before because there's never been a gin like this before.

(Resurgent Botanical Whiskey)

Welcome to the world of Resurgent. We're taking whiskey out of the den and into the great outdoors.

Unlike flavored whiskies made with sugar, additives, and preservatives, Resurgent is infused, not flavored.

Each bottle is a carefully crafted infusion of our signature barrel-aged wheat whiskey and a select combination of botanicals sourced from around the world and our own backyard.

Resurgent is the whiskey you can take anywhere. Loved by new whiskey drinkers as well as whiskey connoisseurs.

It's a natural choice served neat, on-the-rocks, with a splash of soda or tonic, or in an easy-to-make highball cocktail.

Real, the way nature intended. Sip. Savor. Discover.

(Closing)

We believe our innovative one-of-a-kind brands are poised for success in the fast-growing spirits market.

Each generation is demonstrating a greater concern for the environment and alignment with nature. It's the way of the future and we're already there. It's in our DNA.

Join us on this remarkable journey, as we continue to bring the power of plants to fruition. Invest in Botanery Barn Distilling today.

At Botanery Barn, we're not just crafting spirits; we're cultivating experiences.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SEVENTH AMENDED AND RESTATED

OPERATING AGREEMENT

OF

BRANDYWINE BRANCH DISTILLERS, LLC

5358390v1
022649.60091

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

SEVENTH AMENDED AND RESTATED OPERATING AGREEMENT

This SEVENTH AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of BRANDYWINE BRANCH DISTILLERS, LLC, a Pennsylvania limited liability company (the "Company"), is entered into as of December _____, 2023 (the "Effective Date"), by and among the Company and the other current Members and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company was organized under the laws of the Commonwealth of Pennsylvania by the filing of a Certificate of Organization with the Department of State of the Commonwealth of Pennsylvania on August 28, 2014 (the "Certificate of Organization");

WHEREAS, the original Operating Agreement for the Company was effective as of January 12, 2015 (the "Original Agreement");

WHEREAS, the Operating Agreement of the Company was amended and restated, and the Second Amended and Restated Operating Agreement was effective as of September 15, 2017;

WHEREAS, the Second Operating Agreement of the Company was amended and restated, and the Third Amended and Restated Operating Agreement was effective as of December 31, 2017;

WHEREAS, the Third Operating Agreement of the Company was amended and restated, and the Fourth Amended and Restated Operating Agreement was effective as of July 29, 2021;

WHEREAS, the Fourth Operating Agreement of the Company was amended and restated, and the Fifth Amended and Restated Operating Agreement was effective as of May 11, 2022;

WHEREAS, the Fifth Operating Agreement of the Company was amended and restated, and the Sixth Amended and Restated Operating Agreement was effective as of March 29, 2023; and

WHEREAS, the Company now desires to amend and restate the Sixth Amended and Restated Operating Agreement to incorporate amendments made to the Company's Operating Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01. Other capitalized terms will be defined within the context of this Agreement and shall have the meaning assigned to them in this Agreement:

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Agreement" means this Seventh Amended and Restated Operating Agreement, as executed and as it may be amended, supplemented or restated from time to time, as provided herein.

"Avellino Holders" means R. Donald Avellino and Scott Avellino.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Bankruptcy" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"BHGC Member" means Blue Highway Growth Capital Fund, L.P., together with any Affiliate(s) thereof to whom it transfers Units of the Company.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

"Call Purchase Price" means the Cause Purchase Price or Fair Market Value, as applicable pursuant to Section 10.05(a).

"Capital Contribution" means, for any Member, the total amount of cash and cash equivalents and the Fair Market Value of any property contributed to the Company by such Member.

"Cause" with respect to any particular Service Provider, has the meaning set forth in any Award Agreement, employment agreement or other written contract of engagement entered into between the Company or any Company Subsidiary and such Service Provider, or if none, then "Cause" means any of the following:

(a)   such Service Provider's repeated failure to perform substantially his duties as an employee or other associate of the Company or any of the Company Subsidiaries (other

2

than any such failure resulting from his Disability), which failure, whether committed willfully or negligently, has continued un-remedied for more than ten (10) days after the Company has provided written notice thereof;

(b)   such Service Provider's fraud or embezzlement;

(c)   such Service Provider's material dishonesty or breach of fiduciary duty against the Company or any of the Company Subsidiaries;

(d)   such Service Provider's willful misconduct or gross negligence which is injurious to the Company or any of the Company Subsidiaries;

(e)   any conviction of, or the entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony (or any state-law equivalent) or that involves moral turpitude, or any willful or material violation by such Service Provider of any federal, state or foreign securities laws;

(f)   any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct by such Service Provider that has a material adverse effect on the property, operations, business or reputation of the Company or any of the Company Subsidiaries;

(g)   the unlawful use (including being under the influence) or possession of illegal drugs by such Service Provider on the premises of the Company or any of the Company Subsidiaries while performing any duties or responsibilities with the Company or any of the Company Subsidiaries;

(h)   the material violation by such Service Provider of any rule or policy of the Company or any of the Company Subsidiaries; or

(i)   the material breach by such Service Provider of any covenant undertaken in ARTICLE XI herein, any Award Agreement, employment agreement or any written non-disclosure, non-competition, or non-solicitation covenant or agreement with the Company or any of the Company Subsidiaries.

"Certificate of Organization" has the meaning set forth in the Recitals.

"Change of Control" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale of Units by Members resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company); or, (d) a Qualified Public Offering, in each case whether in a single transaction or series of related transactions.

"Common Member" means a Member holding Common Units.

"Common Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Common Units" in this Agreement.

"Common Unreturned Capital Value" means, for any Common Unit held by the Avellino Holders, the amount of the Capital Contribution for such Common Unit, reduced by the

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aggregate amount of all Distributions made by the Company in respect of such Common Unit. The Common Unreturned Capital Value is specified on Schedule A.

"Company" has the meaning set forth in the Preamble.

"Company Interest Rate" means a rate per annum equal to the prime rate published in the Wall Street Journal plus two percent (2.0%).

"Company Subsidiary" means a Subsidiary of the Company.

"Delay Condition" means any of the following conditions: (a) the Company is prohibited from purchasing any Incentive Units by any Financing Document or by Applicable Law; (b) a default has occurred under any Financing Document and is continuing; (c) the purchase of any Incentive Units would, or in the good-faith opinion of the Board could, result in the occurrence of an event of default under any Financing Document or create a condition that would or could, with notice or lapse of time or both, result in such an event of default; or (d) the purchase of any Incentive Units would, in the good-faith opinion of the Board, be imprudent in view of the financial condition of the Company, the anticipated impact of the purchase of such Incentive Units on the Company's ability to meet its obligations under any Financing Document or otherwise in connection with its business and operations.

"Disability," with respect to any Service Provider, has the meaning set forth in any Award Agreement, employment agreement or other written contract of engagement entered into between the Company or a Company Subsidiary and such Service Provider, or if none, then "Disability" means such Service Provider's incapacity due to physical or mental illness that: (a) shall have prevented such Service Provider from performing his or her duties for the Company or any of the Company Subsidiaries on a full-time basis for more than sixty (60) or more consecutive days or an aggregate of one hundred twenty (120) days in any 365-day period; or (b)(i) the Board determines, in compliance with Applicable Law, is likely to prevent such Service Provider from performing such duties for such period of time and (ii) thirty (30) days have elapsed since delivery to such Service Provider of the determination of the Board and such Service Provider has not resumed such performance (in which case the date of termination in the case of a termination for "Disability" pursuant to this clause (b) shall be deemed to be the last day of such 30-day period).

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by Liquidating Distribution or otherwise; provided that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "Distribute" when used as a verb shall have a correlative meaning.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Exempted Securities" shall mean Units or Unit Equivalents issued or sold by the Company in connection with:

1) the conversion or exchange of any Options or Convertible Securities with respect to which an adjustment has already been made, provided such issuance is pursuant to the terms of such Option or Convertible Security;

2) any subdivision of Units (by a split of Units or otherwise), payment of Distributions or any similar recapitalization approved by the Board, including each Preferred Manager, in each case that is covered by Section 3.07(e).

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"Financing Document" means any credit agreement, guarantee, financing or security agreement or other agreements or instruments governing indebtedness of the Company or any of the Company Subsidiaries.

"Fiscal Year" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year (including any short taxable year, to the extent applicable federal income tax law causes the Company to have a short taxable year).

"Fully Diluted Basis" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"Incentive Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

"Initial Cost" means, with respect to any Unit, the purchase price paid to the Company with respect to such Unit by the Member to whom such Unit was originally issued.

"Initial Public Offering" means the Company's initial Public Offering of equity securities, if any.

"IPO Entity" means a newly organized Restructuring Entity in anticipation of or otherwise in connection with an Initial Public Offering.

"Joinder Agreement" means the joinder agreement in form and substance attached hereto.

"Junior Preferred Members" means a Member holding Junior Preferred Units.

"Junior Preferred Units" means all Preferred Units except the Series D Units and the Series D-1 Units.

"Liquidating Distribution" means a Distribution in the event of any liquidation, dissolution or winding up of the Company; merger, reorganization, or consolidation of the Company in which fifty percent (50%) or more of the voting power of the Company is disposed of or in which all unitholders together hold less than fifty percent (50%) immediately after such event; or the sale of all or substantially all of the assets of the Company.

"Member" means each Person identified on the Members Schedule as of the date hereof as a Member and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Pennsylvania Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Pennsylvania Act) of the Company.

"Membership Interest" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a share of Distributions from the Company, (b) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (c) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Pennsylvania Act.

"Original Agreement" means the original Operating Agreement for the Company effective as of January 12, 2015.

"Pennsylvania Act" means the Pennsylvania Limited Liability Company Act, 15 Pa.C.S.A. § 8901, et seq, and any successor statute, as it may be amended from time to time.

"Percentage Interest" means, with respect to each Member, the percentages for such Member as set forth on Schedule A. The percentage interest for each Member shall be determined by dividing the number of Units held by such Member by the number of all Units of the Company.

"Permitted Transfer" means a Transfer of Preferred Units or Common Units carried out pursuant to Section 10.02. "Permitted Transferee" means a recipient of a Permitted Transfer.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Pre-emptive Members" means the BHGC Member and any Member presently holding, at a minimum, twenty thousand (20,000) Units, less any holder of Series E Units.

"Pre-emptive Rights" has the meaning set forth in Section 9.01(a).

"Preferred Capital Value" means, for any Preferred Unit at any time, the sum of the Capital Contributions made by the Preferred Member attributable to the acquisition of such Preferred Unit reduced by distributions.

"Preferred Managers" has the meaning set forth in <u>Section 8.02(a)</u>.

"Preferred Member" means a Member holding Preferred Units.

"Preferred Paid Yield" means that portion of the Preferred Yield of the Series D Units equal to one-half of the Preferred Yield for such Units, beginning on the date that is 18 months from the Series D Original Issue Date.

"Preferred Threshold" has the meaning set forth in Section 4.07(b).

"Preferred Units" means the Series A Units, Series B Units, Series C Units, Series D Units, Series D-1 Units and Series E Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Preferred Units" in this Agreement.

"Preferred Unpaid Yield" means, for any Preferred Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, less (b) the aggregate amount of all Distributions made by the Company in respect of such Preferred Unit pursuant to <u>Error! Reference source not found.</u>, <u>7.02(a)(iii)</u> or <u>7.02(a)(v)</u>, as applicable, as of such time.

"Preferred Unreturned Capital Value" means, for any Junior Preferred Unit, at any time, the amount of the Preferred Capital Value for such Junior Preferred Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Junior Preferred Unit pursuant to Error! Reference source not found.; and, for any Series D Unit or Series D-1 Unit, at any time, the amount of the Preferred Capital Value for such Series D Unit or Series D-1 Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Series D Unit or Series D-1 Unit pursuant to <u>Section 7.02(a)(ii)</u> or <u>7.02(a)(iv)</u>, as applicable.

"Preferred Yield" means, for any Junior Preferred Unit at any time, the amount accrued as of such time in respect of such Junior Preferred Unit (commencing with respect to such Junior Preferred Unit on the date the Company issues or issued such Junior Preferred Unit) at a rate per annum equal to six percent (6%), compounded annually, on the sum of (a) the Preferred Unreturned Capital Value, from time to time, for such Junior Preferred Unit, through such time, and (b) the Preferred Unpaid Yield, from time to time, on such Junior Preferred Unit accumulated for all prior annual compounding periods; provided that the aggregate amount of the Preferred Yield for each Member holding Junior Preferred Units shall be capped at and shall not exceed for each such Member an amount equal to 80% multiplied by the Preferred Capital Value for such Member; and means, for any Series D Units or Series D-1 Units, the amount accrued as of such time in respect of such Series D Unit or Series D-1 Unit (commencing with respect to such Series D Unit or Series D-1 Unit on the date the Company issues or issued such Series D Unit or Series D-1 Unit) at a rate per annum equal to eight percent (8%), compounded annually, on the sum of (a) the Preferred Unreturned Capital Value, from time to time, for such Series D Unit or Series D-1 Unit, through such time, and (b) the Preferred Unpaid Yield, from time to time, on such Series D Unit or Series D-1 Unit accumulated for all prior annual compounding periods; provided that the Preferred Yield shall exclude the Preferred Paid Yield.

"Pro Rata Portion" means with respect to any Pre-emptive Member holding Units, on any issuance date for New Securities, a fraction determined by dividing (i) the number of Units on a Fully Diluted Basis owned by such Pre-emptive Member immediately prior to such issuance by (ii) the total number of Units on a Fully Diluted Basis held by all the Pre-emptive Members on such date immediately prior to such issuance.

"Public Offering" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"Qualified Member" means, as of any date of determination, a Member who holds no less than 5% of the Units on a Fully Diluted Basis held by all of the Members.

"Qualified Public Offering" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity), following which at least 25% of the total Units (or common stock of the Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Series A Units" means the Preferred Units issued pursuant to the sale of Series A Units to the holders of the Series A Units set forth on Schedule A.

"Series B Units" means the Preferred Units issued pursuant to the sale of Series B Units to the holders of the Series B Units set forth on Schedule A.

"Series C Units" means the Preferred Units issued pursuant to the sale of Series C Units to the holders of the Series C Units set forth on Schedule A.

"Series D Original Issue Date" shall mean May 11, 2022.

"Series D Preferred Unit Distribution Amount" is an amount equal to three times the Preferred Capital Value of a Series D Unit reduced by distributions made under Section 7.02(a)(ii).

"Series D Units" means the Preferred Units issued pursuant to the sale of Series D Units to the holders of the Series D Units set forth on Schedule A.

"Series D-1 Preferred Unit Distribution Amount" is an amount equal to three times the Preferred Capital Value of a Series D-1 Unit reduced by distributions made under Section 7.02(a)(iv).

"Series D-1 Units" means the Preferred Units issued pursuant to the sale of Series D-1 Units to the holders of the Series D-1 Units set forth on Schedule A.

"Series E Units" means the Units issued pursuant to the sale of Series E Units to the holders of the Series E Units set forth on Schedule A.

"Service Provider" and "Service Providers" have the mean set forth in Section 3.04(a).

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Preferred Units or Common Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Preferred Units or Common Units (or applicable Unit Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Series A Units, the Series B Units, the Series C Units, the Series D Units, the Series D-1 Units, the Series E Units, the Common Units and the Incentive Units; provided that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"**Unreturned Capital Value**" means, with respect to Preferred Units, the amount of the Preferred Unreturned Capital Value for such Preferred Units and with respect to Common Units held by the Avellino Holders, the amount of the Common Unreturned Capital Value for such Common Units.

Section 1.02   Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II

ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed on August 28, 2014, as a Pennsylvania limited liability company pursuant to the provisions of the Pennsylvania Act, upon the filing of the Certificate of Organization with the Secretary of State of the Commonwealth of Pennsylvania.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Pennsylvania Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Pennsylvania Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Pennsylvania Act in the absence of such provision, this Agreement shall, to the extent permitted by the Pennsylvania Act, control.

Section 2.02   Name. The name of the Company is "Brandywine Branch Distillers, LLC" or such other name or names as the Board may from time to time designate; provided that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

Section 2.03   Principal Office. The principal office of the Company is located at 356 North Pottstown Pike, Suite 300, Exton, Pennsylvania 19341, or such other place as may from time to time be determined by the Board. The Board shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Organization or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Pennsylvania Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the Commonwealth of Pennsylvania shall be the initial registered agent named in the Certificate of Organization or such other Person or Persons as the Board may designate from time to time in the manner provided by the Pennsylvania Act and Applicable Law.

Section 2.05   Purpose; Powers.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Pennsylvania Act and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Pennsylvania Act.

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Section 2.06   Term. The term of the Company commenced on the date it was formed in the Commonwealth of Pennsylvania and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

ARTICLE III

UNITS

Section 3.01   Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A. Except as may be required under Applicable Law or as determined by the Board to be required in connection with an exercise by the Members of rights explicitly granted to the Members under the terms of this Agreement, the Company may, but shall not be required to, disclose to a Member the name or address of or the number of Units owned by any other Member.

Section 3.02   Authorization and Issuance of Preferred Units. The Company is hereby authorized to issue a class or classes of Units designated as Preferred Units. The Preferred Units shall be designated as Series A Units, Series B Units, Series C Units, Series D Units, Series D-1 Units and Series E Units. The Series A Units, Series B Units, Series C Units, Series D Units, Series D-1 Units and Series E Units each have a preferred yield as set forth in this Agreement. The Series B Units were first offered to the holders of Series A Units in accordance with their Preemptive Rights. The Series C Units were first offered to the holders of Series A Units and Series B Units in accordance with their Preemptive Rights. The Series D Units were first offered to the holders of Series A Units, Series B Units, and Series C Units in accordance with their Preemptive Rights. The Series D-1 Units were first offered to the holders of Series A Units, Series B Units, Series C Units and Series D Units in accordance with their Preemptive Rights. The Series E Units were first offered to the holders of Series A Units, Series B Units, Series C Units, Series D Units and Series D-1 Units in accordance with their Preemptive Rights.

Section 3.03   Authorization and Issuance of Common Units. Subject to compliance with Section 9.01 and Section 10.01(b), the Company is hereby authorized to issue a class of Units designated as Common Units. As of the date hereof, Common Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

Section 3.04   Authorization and Issuance of Incentive Units.

(a)   The Company is hereby authorized to issue Incentive Units to Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary (individually, a "Service Provider" and collectively, "Service Providers"). The Board is hereby authorized to adopt a written plan at its discretion pursuant to which Incentive Units may be granted in compliance with such plan as in effect from time to time (the "Incentive Plan"). In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Board is hereby authorized, in its discretion, to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "Award Agreements"). Each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein.

(b) The Board may establish such vesting criteria for the Incentive Units as it determines in its discretion, subject to Section 11.04, and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As used in this Agreement:

(i) any Incentive Units that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "Restricted Incentive Units"; and

(ii) any Incentive Units that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "Unrestricted Incentive Units."

(c) For the avoidance of doubt, unless otherwise determined by the Board:

(i) no Incentive Units, including Unrestricted Incentive Units, shall have any pre-emptive right to acquire New Securities pursuant to Section 9.01(a);

(ii) no Incentive Units, including Unrestricted Incentive Units, shall have any right to participate as a Tag-along Member in any Tag-along Sale pursuant to Section 10.04; and

(iii) all Incentive Units, including Unrestricted Incentive Units, shall be subject to the rights of the Dragging Member to drag along the holders of Incentive Units pursuant to Section 10.03.

Section 3.05 Other Issuances. In addition to the Preferred Units, Common Units and Incentive Units, the Company is hereby authorized, subject to compliance with Section 4.01, Section 4.06(c), Section 9.01 and Section 10.01(b), to authorize and issue or sell to any Person any of the following (collectively, "New Interests"): (i) any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Preferred Units, Common Units or Incentive Units but having different rights; and (ii) Unit Equivalents. The Board is hereby authorized, subject to Section 15.09, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

Section 3.06 Certification of Units.

(a) The Board in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member; provided, however, that the Board shall issue certificates to the BHGC Member representing the Units held by such Member.

(b)   In the event that the Board shall issue certificates representing Units in accordance with Section 3.06(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 3.07   Optional Conversion.   The holders of the Preferred Units shall have conversion rights as follows (the "Conversion Rights"):

(a)   Right to Convert.

(i)   Conversion Ratio. Each Junior Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one fully paid Common Unit. Each Preferred Unit other than the Junior Preferred Units shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid Common Units as is determined by dividing the Original Issue Price (as defined below) by the Conversion Price (as defined below).   The "Original Issue Price" shall mean $5.7288 per unit. The "Conversion Price" for the Series D Units and Series D-1 Units shall initially be equal to the Original Issue Price. The initial Conversion Price, and the rate at which the Series D Units and Series D-1 Units may be converted into Common Units, shall be subject to adjustment as provided below.

(ii)   Termination of Conversion Rights. In the event of any liquidation event (including a Change of Control), the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Units.

(b)   Fractional Units.   Fractional Common Units may be issued upon conversion of the Preferred Units.

(c)   Mechanics of Conversion.

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(i)   Notice of Conversion. In order for a holder of any Preferred Units to voluntarily convert such Preferred Units into Common Units, such holder shall provide written notice of the election to convert all or any number of the Preferred Units and, if applicable, any event on which such conversion is contingent, and, if such Preferred Units are certificated pursuant to Section 3.06 of the Agreement, such holder shall surrender the certificate or certificates for such Preferred Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the Common Units to be issued. If required by the Company, certificates surrendered for conversion, if any, shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice, and if applicable such certificates (or lost certificate affidavit and agreement), shall be the time of conversion (the "Conversion Time"), and the Common Units issuable upon conversion of the Preferred Units so converted shall be deemed to be outstanding of record as of such applicable date. The Company shall, as soon as practicable after the Conversion Time, (i) amend such Exhibit A to this Agreement, and (ii) if applicable, issue and deliver to such holder of Preferred Units, or to his, her or its nominees, a certificate or certificates for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and a certificate for the number of Preferred Units represented by the surrendered certificate that were not converted into Common Units, if any.

(ii)   Effect of Conversion. All Preferred Units which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor and to receive payments for any Preferred Yield for such series of Preferred Units which have not been previously paid in respect of any such Preferred Units.

(iii)   Taxes. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance, or delivery, if applicable, of Common Units upon conversion of Preferred Units pursuant to this Agreement. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery, if applicable, of Common Units in a name other than that in which the Preferred Units so converted were registered, and no such issuance or delivery, if applicable, shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(d)   Adjustment to Conversion Price for Diluting Issues.

(i)   For purposes of this ARTICLE II, the following definitions shall apply:

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(A)   "Additional Common Units" shall mean all Common Units issued (or, pursuant to Section 3.07(d)(iii) below, deemed to be issued) by the Company after the Series D-1 Original Issue Date, other than Exempted Securities.

(B)   "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Units, and any other Units of the Company, but excluding Options.

(C)   "Options" shall mean Incentive Units and any rights, options or warrants to subscribe for, purchase or otherwise acquire Units (other than Incentive Units) or Convertible Securities.

(D)   "Series D-1 Original Issue Date" shall mean _____, 2023.

(ii)   No Adjustment of Conversion Price.   No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Common Units if the Company receives written notice from the holders of a majority of the outstanding Preferred Units, voting together as a single class on an as-converted basis, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Units.

(iii)   Deemed Issue of Additional Common Units.

(A)   If the Company at any time or from time to time after the Series D-1 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Common Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Units issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 3.07(d)(iv) of this Agreement, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Common Units issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to the Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security.

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Notwithstanding the foregoing, no readjustment pursuant to this Section 3.07(d)(iii) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Common Units (other than deemed issuances of Additional Common Units as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 3.07(d)(iv) (either because the consideration per Unit (determined pursuant to Section 3.07(d)(v) of the Additional Common Units subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series D-1 Original Issue Date), are revised after the Series D-1 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Common Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Common Units subject thereto shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 3.07(d)(iv), the Conversion Price shall be readjusted to such Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E)   If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 3.07(d)(iii) shall be effected at the time of such issuance or amendment based on such number of units or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Section 3.07(d)(iii)). If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 3.07(d)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of units and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

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(iv)   Adjustment of Conversion Price Upon Certain Issuances and Upon Issuances of Additional Common Units. In the event the Company shall at any time after the Series D-1 Original Issue Date issue Additional Common Units (including Additional Common Units deemed to be issued pursuant to Section 3.07(d)(iii)), without consideration or for a consideration per unit less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 *\ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(A)   "CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Common Units;

(B)   "CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Common Units;

(C)   "A" shall mean the number of Common Units outstanding immediately prior to such issue of Additional Common Units (treating for this purpose as outstanding all Common Units issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Units) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D)   "B" shall mean the number of Common Units that would have been issued if such Additional Common Units had been issued at a price per unit equal to CP (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

(E)   "C" shall mean the number of such Additional Common Units issued in such transaction.

(v)   Determination of Consideration. For purposes of this Section 3.07(d)(v), the consideration received by the Company for the issue of any Additional Common Units shall be computed as follows:

(A)   Cash and Property: Such consideration shall: (i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest; (ii) insofar as it consists of property other than cash, be computed at the Fair Market Value thereof at the time of such issue, as determined in good faith by the Board; and (iii) in the event Additional Common Units are issued together with other units or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(B)   Options and Convertible Securities. The consideration per unit received by the Company for Additional Common Units deemed to have been issued pursuant to Section 3.07(d)(iii), relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any

17

provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (ii) the maximum number of Common Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi)   Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Common Units that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 3.07(d)(iv), and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(e)   Other Adjustments. If the Company (i) makes a distribution on its Common Units in additional Common Units, (ii) splits, subdivides or reclassifies the outstanding Common Units into a greater number of Common Units, or (iii) combines, consolidates or reclassifies the outstanding Common Units into a smaller number of Common Units, then the Conversion Price in effect as of the time of such event shall be proportionately adjusted. In addition, for the avoidance of doubt, if the BHGC Member exercises that certain Warrant to Purchase Common Units, dated as of the date hereof, issued by the Company to the BHGC Member (the "Warrant"), neither the Warrant nor the Series D Units shall be dilutive to the other, and the Company shall make necessary adjustments to effect the foregoing.

(f)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3.07, the Company at its expense shall, as promptly as reasonably practicable (but in any event not later than fifteen (15) days thereafter), compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series D Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Units (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price, and (ii) the number of Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Units.

(g)   Notice of Record Date. In the event:

(i)   the Company shall take a record of the holders of its Common Units (or other securities at the time issuable upon conversion of the Preferred Units) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any other securities, or to receive any other security; or

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(ii) of any capital reorganization of the Company, any reclassification of the Common Units of the Company, or any upon a liquidation event (including a Change of Control); or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Preferred Units a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Units (or such other securities at the time issuable upon the conversion of the Preferred Units) shall be entitled to exchange their Common Units (or such other securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per unit and character of such exchange applicable to the Preferred Units and the Common Units. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

ARTICLE IV

MEMBERS

Section 4.01   Admission of New Members.

(a) New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with the provisions of Section 4.07(b), Section 4.06(c), Section 9.01 and Section 10.01(b), as applicable, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of ARTICLE X, and in either case, following compliance with the provisions of Section 4.01(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units.

Section 4.02   [Reserved].

Section 4.04   No Personal Liability. Except as otherwise provided in the Pennsylvania Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.05   No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Pennsylvania Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member; provided, however, that this Agreement shall continue to apply with respect to any Units that have been called in accordance with Section 10.05 until full payment is made therefor in accordance with the terms of this Agreement.

Section 4.06   Death.   The death of any Member shall not cause the dissolution of the Company.   In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred in accordance with this Agreement; provided that within a reasonable time after such Transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 4.07   Voting.

(a)   Except as otherwise provided by this Agreement (including Section 15.09) or as otherwise required by the Pennsylvania Act or Applicable Law, the holders of Common Units shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under this Agreement, and the holders of the Series A Units, the Series B Units, the Series C Units, the Series D Units and Series D-1 Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining holders entitled to vote on such matter, and the holders of Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted to Common Units basis. The holders of Series E Units shall have no voting rights whatsoever.

(b)   Notwithstanding anything to the contrary contained in this Agreement, if Preferred Units issued for an aggregate purchase price of $1,000,000 or more are outstanding (the "Preferred Threshold"), the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take or cause any such action except with the prior approval of the Members holding a majority of the Preferred Units:

(i)   (a) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Units in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Units in respect of any such right, preference or privilege; or

(ii)   create, or hold capital stock in, any Company Subsidiary that is not wholly owned (either directly or through one or more other Company Subsidiaries) by the

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Company, or sell, transfer or otherwise dispose of any equity security of any direct or indirect Company Subsidiary, or permit any direct or indirect Company Subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

(c)   Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, and shall not permit any of the Company Subsidiaries to, engage in or cause any of the following transactions or take any of the following actions, and the Board shall not permit or cause the Company or any of the Company Subsidiaries to engage in, take or cause any such action except with the prior written approval of the BHGC Member:

(i)   make any investment, loan or advance to, or own any units or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(ii)   make any loan or advance to any person, except advances and similar expenditures to employees and managers in the ordinary course of business or under the terms of an employee equity incentive plan approved by the Board;

(iii)   amend, alter or repeal any provisions of the Certificate of Organization or this Agreement;

(iv)   create, or authorize the creation of, or issue, or obligate itself to issue, any Units or other equity securities of the Company;

(v)   launch a crowdfunded common equity financing;

(vi)   purchase or redeem (or permit any Company Subsidiary to purchase or redeem), or pay any distribution on, any equity securities other than (i) repurchases from former employees at the lesser of fair market value or purchase price, or (ii) any distributions or redemptions of the Series D Units pursuant to the terms of Section 10.08;

(vii)   increase or decrease the size of the Board;

(viii)   create, or authorize the creation of, or issue, or authorize the issuance of, any debt security, or permit any Company Subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and the Company Subsidiaries for borrowed money following such action would exceed $250,000, other than trade accounts of the Company or any Company Subsidiary arising in the ordinary course of business, and indebtedness less than $250,000 in the aggregate;

(ix)   hire, fire, or change the compensation or employment status of the executive officers, including approval of any issuance of Incentive Units;

(x)   change the principal business of the Company or enter into new lines of business;

(xi)   sell, assign, license, pledge or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(xii)   enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of assets greater than $100,000.

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(d)   Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, and the Board shall not permit or cause the Company to, engage in or cause the Company to enter into any liquidation event (including a Change of Control), except with the prior written approval of each of the BHGC Member and the Existing Preferred Manager.

Section 4.08   Meetings.

(a)   Voting Units. As used herein, the term "Voting Units" shall mean the Units that have or are granted voting rights as specified in Section 4.07, for purposes of calling or holding any meeting of the Members holding Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting.

(b)   Calling the Meeting. Meetings of the Members may only be called by (i) the Board or (ii) by a Member or group of Members holding more than 50% of the then-outstanding votes attributable to the relevant Voting Units. Except as otherwise provided for by the Board, only Members who hold the relevant Voting Units ("Voting Members") shall have the right to attend meetings of the Members.

(c)   Notice. Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than three (3) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Board or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Board or the Member(s) calling the meeting may designate in the notice for such meeting.

(d)   Participation. Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e)   Vote by Proxy. On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; provided that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(f)   Conduct of Business. The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members; provided that the appropriate Voting Members shall have been notified of the meeting in accordance with Section 4.08(c); and provided further that any Voting Member holding the appropriate Voting Units shall have the right to request removal from the meeting of any Voting Member prior to any discussion of business at the meeting for which such Voting Member's Units do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.09   Quorum. A quorum of any meeting of the Voting Members shall require the presence of the Members holding a majority of the appropriate Voting Units held by all Members.   Subject to Section 4.10, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.10, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Units held by all Members.

Section 4.10   Action Without Meeting. Notwithstanding the provisions of Section 4.09, any matter that is to be voted on, consented to or approved by Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, by the Voting Member(s) holding not less than the minimum number of Voting Units that would be necessary to authorize or take such action at a meeting at which all Units entitled to vote thereon were present and voted. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members and a copy of such written consent shall be given to each Voting Member reasonably promptly after such action is taken, but the failure to provide such copy shall not affect the validity of the action taken.

Section 4.11   Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Pennsylvania Act. Except as otherwise specifically provided by this Agreement or required by the Pennsylvania Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.12   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE V

CAPITAL CONTRIBUTIONS

Section 5.01   Initial Capital Contributions. Each Member owning Common Units and Preferred Units has made the Capital Contribution and is deemed to own the number, type, series and class of Units, in each case, in the amounts set forth opposite such Member's name on the Members Schedule as in effect on the date hereof.

Section 5.02   Additional Capital Contributions.

(a)   No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Board and in connection with an issuance of Units made in compliance with Section 9.01.

(b)   No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03   [Reserved].

5358390v1
022649.60091

Section 5.04   Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Preferred Unreturned Capital Value and Preferred Unpaid Yield (if any) associated with such Units, and shall receive Distributions pursuant to ARTICLE VII and ARTICLE XIII in respect of such Units.

Section 5.05   [Reserved].

Section 5.06   No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Contribution or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions, except as otherwise provided in this Agreement.

Section 5.07   Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions.

ARTICLE VI

[RESERVED]

ARTICLE VII

DISTRIBUTIONS

Section 7.01   General.

(a)   Subject to Section 7.01(b), Section 7.01(c) and Section 7.02, the Board (including at least one Preferred Manager) shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b)   Separate from any other Distributions required or permitted pursuant to any provision in this Agreement, beginning on the date that is 18 months following the Series D Original Issue Date, the Company shall make a Distribution to the holders of the Series D Units on a quarterly basis in an amount equal to the Preferred Paid Yield for each Series D Unit then held by such holder.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate Applicable Law.

(d)   In the event of any liquidation, dissolution or winding up of the company; merger, reorganization or consolidation of the Company in which fifty percent (50%) or more of the voting power of the Company is disposed of or in which all unitholders together hold less than fifty percent (50%) immediately after such event; or the sale of all or substantially all of the assets of the Company, the holders of Series D Units and Series D-1 Units then outstanding will be entitled to receive, in accordance with the allocation priorities set forth below, at the election

24

of the holders of a majority of the Series D Units and Series D-1 Units, as applicable, then outstanding: (i) the amount that would be distributed under Sections 7.02(a)(i) and (ii) or Sections 7.02(a)(iii) and (iv), as applicable, if the Company were to liquidate; or (ii) the amount that the holders of Series D Units and Series D-1 Units would receive in a liquidation of the Company if Section 7.02(b) were to apply.

Section 7.02   Priority of Distributions.

(a)   All Distributions determined to be made by the Board pursuant to Section 7.01 shall be made in the following manner, subject, however, to Section 7.02(b):

(i)   First, to the Members holding Series D Units, to the extent of any accrued and unpaid Preferred Yield;

(ii)   Second, to the Members holding Series D Units in proportion to the number of Series D Units held until the total distributions received under this Section 7.02(a)(ii) equals such Member's Series D Preferred Unit Distribution Amount;

(iii)   Third, to the Members holding Series D-1 Units, to the extent of any accrued and unpaid Preferred Yield;

(iv)   Fourth, to the Members holding Series D-1 Units in proportion to the number of Series D-1 Units held until the total distributions received under this Section 7.02(a)(iv) equals such Member's Series D-1 Preferred Unit Distribution Amount;

(v)   Fifth, to the Junior Preferred Members, to the extent of any accrued and unpaid Preferred Yield;

(vi)   Sixth, to all Junior Preferred Members in proportion to the number of Junior Preferred Units held until the total distributions received under this Section 7.02(a)(vi) equals such Member's Preferred Unreturned Capital Value;

(vii)   Seventh, to the Avellino Holders of Common Units in proportion to the number of Common Units held until the total distributions received under this Section 7.02(a)(vii) equals such Member's Unreturned Capital Value; and

(viii)   Eighth, to the holders of Junior Preferred Units, Common Units and Incentive Units, in proportion to the number of such Units held.

(b)   If in a Liquidating Distribution, a Member (other than the Avellino Holders) holding a single Common Unit would receive an amount greater than the distribution that a Member holding a single Series D Unit or Series D-1 Unit would receive, all outstanding Series D Units and Series D-1 Units shall, at the election of the holders of a majority of the Series D Units then outstanding, be deemed to convert to Common Units for purposes of determining distribution rights under Section 7.02(a).

Section 7.03   Limitations on Distributions to Incentive Units.

(a)   Notwithstanding the provisions of Section 7.02(a), no Distribution shall be made to a Member on account of its Restricted Incentive Units. Any amount that would otherwise be Distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be Distributed in accordance with

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Section 7.02(a) by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to Section 3.04(b).

Section 7.04   [Reserved].

Section 7.05   Tax Withholding; Withholding Advances.

(a)   Tax Withholding. If requested by the Board, each Member shall, if able to do so, deliver to the Board:

(i)   an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other Applicable Law;

(ii)   any certificate that the Board may reasonably request with respect to any such laws; and/or

(iii)   any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in Section 7.05(a)(i), the Board may withhold amounts from such Member in accordance with Section 7.05(b).

(b)   Withholding Advances. The Company is hereby authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "Taxing Authority") with respect to any Distribution by the Company to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.05(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement.

(c)   Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, upon written demand therefor and with interest thereon accruing from the date of such written demand at the Company Interest Rate in effect on the date immediately preceding such written demand:

(i)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution; or

(ii)   with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member.

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d)   Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct

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and withhold tax on amounts Distributable to such Member. The provisions of this Section 7.05(d) and the obligations of a Member pursuant to Section 7.05(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.05, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) Overwithholding. Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.06 Distributions in Kind.

(a) The Board is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; provided that Tax Advances shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 7.02.

(b) Any Distribution of securities shall be subject to such conditions and restrictions as the Board determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Board may require that the Members execute and deliver such documents as the Board may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

ARTICLE VIII

MANAGEMENT

Section 8.01 Establishment of the Board. A board of managers of the Company (the "Board") is hereby established and shall be comprised of natural Persons (each such Person, a "Manager") who shall be appointed in accordance with the provisions of Section 8.02. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the limitations or restrictions set forth in this Agreement. It is the intention of the foregoing to confer upon the Board the maximum power and authority to deal with and manage the Company, its assets and business as permitted by law, limited only by the express terms of this Agreement or express provisions in the Pennsylvania Act that cannot be modified by an agreement among the Members.

Section 8.02 Board Composition; Vacancies.

(a) The Company and the Members shall take such actions as may be required to ensure that the number of managers constituting the Board is at all times equal to five (5). As

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of the Effective Date, the Board shall be comprised of five (5) managers designated and elected as follows:

        (i)   one (1) individual who shall be R. Donald Avellino, but in the event of the death, Disability, retirement, resignation or removal of R. Donald Avellino, the one (1) individual shall be Scott Avellino;

        (ii)   one (1) individual shall be nominated and elected by the holders of a majority of the Series A Units, Series B Units and Series C Units, voting together on an as-converted basis (the "Existing Preferred Manager"); as of the Effective Date, Arthur Spector has been elected as the Existing Preferred Manager;

        (iii)   one (1) individual shall be nominated and elected by the BHGC Member (the "BHGC Manager" and together with the Existing Preferred Manager, the "Preferred Managers"); as of the Effective Date, Chris Jones has been elected as the BHGC Manager; and

        (iv)   two (2) individuals shall be independent managers (the "Independent Managers") and shall be approved by the BHGC Member, which approval shall not be unreasonably withheld; as of the Effective Date, Peter Nalle and Tim Condon have been elected as the Independent Managers.

At all times, unless otherwise determined by the Board, the composition of any board of directors or managers of any Company Subsidiary shall be the same as that of the Board.

        (b)   Except as set forth in Section 8.02(a)(i), in the event that a vacancy is created on the Board at any time due to the death, Disability, retirement, resignation, removal of any Manager designated under Section 8.02(a) above, then the Person(s) authorized to appoint the Manager who is no longer on the Board shall have the right to fill such vacancy in accordance with the applicable clause of Section 8.02(a), and each Member holding Voting Units hereby agrees to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board.

        Section 8.03   Removal; Resignation.

        (a)   Any Manager designated under Section 8.02(a) above may be removed or replaced from the Board upon, and only upon, the written request of the Person entitled to designate such Manager as long as the Person entitled to designate such Manager.

        (b)   A Manager may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

        Section 8.04   Meetings.

        (a)   Generally. The Board shall meet at such time and at such place as the Board may designate; provided, however, that the Board shall meet every other month until the BHGC Member notifies the Company that this is no longer necessary, at which point the Board shall meet at least quarterly. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place

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(either within or outside the Commonwealth of Pennsylvania) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least 24 hours prior to each such meeting.

(b)   Special Meetings. Special meetings of the Board shall be held on the call of any three Managers upon at least three days' written notice (if the meeting is to be held in person) or one day's written notice (if the meeting is to be held by telephone communications or video conference) to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to himself.

(c)   Attendance and Waiver of Notice. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 8.05   Quorum; Manner of Acting.

(a)   Quorum. A majority of the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b)   Participation. Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law.

(c)   Binding Act. Each Manager shall have one vote on all matters submitted to the Board or any committee thereof. Except as otherwise expressly set forth herein, with respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board.

Section 8.06   Action by Written Consent.   Notwithstanding anything herein to the contrary, any action of the Board (or any committee of the Board) may be taken without a meeting if a written consent of the Managers that would be necessary to authorize or take such action at a meeting at which all Managers were present and voted. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument.

Section 8.07   Compensation; No Employment.

(a)   Each Manager shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties as a Manager, pursuant to such policies as from time to time established by the Board, and each Manager may receive such other compensation in respect to the performance of his duties as a Manager as the Board may

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determine. Nothing contained in this Section 8.07 shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b)   This Agreement does not, and is not intended to, confer upon any Manager any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager.

Section 8.08   Committees.

(a)   Establishment. The Board may, by resolution, designate from among the Managers one or more committees, each of which shall be comprised of one or more Managers and other persons who are not Managers; provided that (i) each committee shall each Preferred Manager that desires to serve on such committee, and (ii) in no event may the Board designate any committee with all of the authority of the Board. Subject to the immediately preceding proviso, any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in Section 8.08(b). The Board may dissolve any committee or remove any member of a committee at any time.

(b)   Limitation of Authority.   No committee of the Board shall have the authority of the Board in reference to:

(i)   authorizing or making Distributions to the Members;

(ii)   authorizing the issuance of Preferred Units or Common Units;

(iii)   approving a plan of merger or sale of the Company;

(iv)   recommending to the Members a voluntary dissolution of the Company or a revocation thereof;

(v)   filling vacancies in the Board;

(vi)   altering or repealing any resolution of the Board; or,

(vii)   amending or otherwise modifying this Agreement.

Section 8.09   Officers. The Board may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board. Initially, R. Donald Avellino shall be the President and Treasurer of the Company and Scott Avellino shall be the Secretary of the Company.

Section 8.10   No Personal Liability. Except as otherwise provided in the Pennsylvania Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

Section 8.11   Board Observer.   The Board may determine to invite a representative of a Member(s) to attend meetings of the Board in a non-voting observer capacity on such terms and conditions as may be determined by the Board.


ARTICLE IX

PRE-EMPTIVE RIGHTS


Section 9.01   Pre-emptive Right.

(a)   Issuance of New Securities. The Company hereby grants to each of the Pre-emptive Members the right to purchase its Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any party between the date hereof and the consummation of a Change of Control event ("Pre-emptive Rights"). Notwithstanding anything herein to the contrary, the holders of Series E Units shall not have any Pre-emptive Rights.

(b)   Definition of New Securities. As used herein:

(i)   the term "New Preferred Securities" shall mean any authorized but unissued Preferred Units and any Unit Equivalents convertible into Preferred Units, exchangeable or exercisable for Preferred Units, or providing a right to subscribe for, purchase or acquire Preferred Units;

(ii)   the term "New Common Securities" shall mean any authorized but unissued Common Units and any Unit Equivalents convertible into Common Units, exchangeable or exercisable for Common Units, or providing a right to subscribe for, purchase or acquire Common Units; and

(iii)   the term "New Securities" shall mean the New Preferred Securities and the New Common Securities, as applicable; provided that neither the term "New Preferred Securities" nor the term "New Common Securities" shall include Exempted Securities.

(c)   Additional Issuance Notices. The Company shall give written notice (an "Issuance Notice") of any proposed issuance or sale described in Section 9.01(a) to the Pre-emptive Members within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "Prospective Purchaser") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i)   the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii)   the proposed issuance date, which shall be at least twenty (20) Business Days from the date of the Issuance Notice;

(iii)   the proposed purchase price per unit of the New Securities; and

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(iv) if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board's good-faith determination of the Fair Market Value thereof.

The Issuance Notice shall also be accompanied by a current copy of the Members Schedule indicating the Pre-emptive Members' holdings of Preferred Units and Common Units in a manner that enables each Pre-emptive Member to calculate its Pro Rata Portion of any New Securities.

(d) <u>Exercise of Pre-emptive Rights</u>. Each Pre-emptive Member shall for a period of ten (10) Business Days following the receipt of an Issuance Notice (the "Exercise Period") have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities at the respective purchase prices set forth in the Issuance Notice by delivering a written notice to the Company (an "Acceptance Notice") specifying the number of New Securities it desires to purchase. The delivery of an Acceptance Notice by a Pre-emptive Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this <u>Section 9.01</u> with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(e) <u>Over-allotment</u>. No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-emptive Member in writing of the number of New Securities that each Pre-emptive Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "Over-allotment Notice"). Each Pre-emptive Member exercising its rights to purchase its Pro Rata Portion of the New Securities in full (an "Exercising Member") shall have a right of over-allotment such that if any other Pre-emptive Member has failed to exercise its right under this <u>Section 9.01</u> to purchase its Pro Rata Portion of the New Securities (each, a "Non-Exercising Member"), such Exercising Member may purchase its Pro Rata Portion of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) Business Days of receipt of the Over-allotment Notice (the "Over-allotment Exercise Period").

(f) <u>Sales to the Prospective Purchaser</u>. Following the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); provided that: (i) such issuance or sale is closed within two hundred seventy (270) days after the expiration of the Exercise Period and, if applicable, the Over-allotment Exercise Period (subject to the extension such period for a reasonable time not to exceed ninety (90) days); and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this <u>Section 9.01</u>.

(g) <u>Closing of the Issuance</u>. The closing of any purchase by any Pre-emptive Member shall be consummated concurrently with the consummation of the issuance or sale

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described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 9.01, the Company shall deliver the New Securities free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof and those required by Members to be granted hereunder), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. The Company, in the discretion of the Board pursuant to Section 3.06(a), may deliver to each Exercising Member certificates evidencing the New Securities. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including entering into such additional agreements as may be necessary or appropriate.

(h)   Assignment. A Pre-emptive Member shall have the right to assign his, her or its Pre-emptive Rights to a Permitted Transferee, as defined in Section 10.02.

(i)   Waiver. The Pre-emptive Rights with respect to any issuance of New Securities may be waived or deferred on behalf of all Pre-emptive Members by the vote or approval of the Pre-emptive Members holding a majority of the Units then held by the Pre-emptive Members. If such Pre-emptive Members approve a deferral, the Issuance Notice shall be provided by the Company within thirty (30) Business Days after the issuance of New Securities, and each Pre-emptive Member will then have ten (10) Business Days from the date such notice is given to elect to purchase up to the number of New Securities that such Pre-emptive Member would have been entitled to purchase in such issuance pursuant to this Section 9.01, calculated before giving effect to the issuance of such New Securities.

ARTICLE X

TRANSFER

Section 10.01 General Restrictions on Transfer.

(a)   Each Member acknowledges and agrees that, until the consummation of a Change of Control event, such Member (or any Permitted Transferee of such Member), excluding the BHGC Member, shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 10.02 or in accordance with the procedures described in Section 10.03 through Section 10.05 and Section 10.07, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary, Transfers of Incentive Units shall not be permitted prior to the consummation of a Change of Control event except:

(i)   pursuant to Section 10.02;

(ii)   when required of a Drag-along Member pursuant to Section 10.03;

(iii)   as set forth in Section 10.05;

(iv)   as set forth in Section 10.07; or

(v)   as set forth in the Incentive Plan or applicable Award Agreement.

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No Transfer of Units or Unit Equivalents to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.01(b) hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 10.02), prior to the consummation of a Change of Control event, each Member agrees that it will not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Pennsylvania Act;

(iii)   if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c)   Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of Units or Unit Equivalents permitted by Section 10.02 or made in accordance with the procedures described in Section 10.03 through Section 10.05 and Section 10.07, as applicable, and purporting to be a Transfer or other disposal of the entire Membership Interest represented by such Units or Unit Equivalents, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term "Membership Interest," shall be deemed a Transfer or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 10.02 Permitted Transfers. The provisions of Section 10.01(a), Section 10.03 (with respect to the Dragging Member only), Section 10.04 (with respect to the Selling Member

34

only) and Section 10.07 shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents (each a "Permitted Transferee"):

(a)   With respect to any Member that is not an individual, to (i) any Affiliate of such Member, (ii) in the event of a winding up or restructuring of such Member, any of its partners or equity holders in accordance with its constitutive documents and (iii) subject to compliance with Section 10.03 and Section 10.04, as applicable, any other Person;

(b)   With respect to any Member that is an individual, to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "Family Members"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; provided that any Member who Transfers Units shall remain bound by the provisions of Section 11.01;

(c)   Any Transfer by an institutional lender to the Company or a Company Subsidiary (i) of Units acquired in connection with providing debt financing to a financial institution to whom it is permitted to Transfer and does Transfer the debt in accordance with the debt financing documents, provided, such Person is not a competitor of the Company or any Company Subsidiaries, or (ii) in connection with a pledge by such institutional lender of its Units to a secured creditor of such lender to the extent required by a credit facility provided by such secured creditor, but no further Transfer of such pledged Units may be made without approval by the Board subject to any requirements or conditions established by the Board for such Transfer;

(d)   Any Transfer approved by the Board subject to any requirements or conditions established by the Board for such Transfer;

(e)   In connection with a Change of Control event; or,

(f)   Any Transfer to another Member of the Company provided that any such Transfer is approved by the Board, which approval shall not be unreasonably withheld or delayed.

Section 10.03   Drag-along Rights.

(a)   Participation. If either (i) the BHGC Member or (ii) Arthur Spector (together with their respective Permitted Transferees), for so long as such Member (or, with respect to the BHGC Member, its respective Permitted Transferees) holds any Units (such Member or Members, the "Dragging Members") approves a Change of Control (a "Drag-along Sale"), and, in the case of a Drag-along Sale pursuant to clause (ii), such Drag-along Sale is approved by the Board, including the BHGC Manager, the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 10.03(d) and subject to compliance with Section 10.03(e), to require that each other Member (each, a "Drag-along Member") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-along Sale) in the manner set forth in Section 10.03(b) (subject to the provisions of (c)(i) in respect to Incentive Units).

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(b) <u>Sale of Units</u>. Subject to compliance with <u>Section 10.03(e)</u>:

(i)   if the Drag-along Sale is structured as a sale resulting in a majority of the Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents of such class or series (with Preferred Units, Common Units and Incentive Units treated as one class for this purpose) equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis held by such Drag-along Member (with Preferred Units, Common Units and Incentive Units treated as one class) by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale (with Preferred Units, Common Units and Incentive Units treated as one class) and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Member at such time (with Preferred Units, Common Units and Incentive Units treated as one class); and

(ii)   if the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including <u>Section 4.07</u>), each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with <u>Section 13.03(c)</u>.

(iii)   each Member hereby makes, constitutes and appoints the Company, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place and stead and for its use and benefit, to act as its proxy in respect of (i) any vote or approval of Members required to give effect to this <u>Section 10.03</u>, including any vote or approval required under § 18-209 or § 18-216 of the Pennsylvania Act, and/or (ii) to sign any documents required in connection with the Drag-along Sale. The proxy and power of attorney granted pursuant to this <u>Section 10.03(b)(iii)</u> is a special proxy and power of attorney coupled with an interest and is irrevocable. The Company may exercise this power of attorney if the Member fails to sign the required documents within five (5) Business Days after written request.

(c) <u>Sale Notice</u>. The Dragging Member shall exercise its rights pursuant to this <u>Section 10.03</u> by delivering a written notice (the "Drag-along Notice") to the Company and each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than ten (10) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i)   the name of the person or entity to whom such Units are proposed to be sold;

(ii)   the proposed date, time and location of the closing of the sale;

(iii) the number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series (which shall take into account the preferred distribution rights of the Preferred Units; and

(iv) a copy of any form of agreement proposed to be executed in connection therewith.

(d)   Conditions of Sale. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 10.03 are subject to the satisfaction of the following conditions:

(i) the consideration to be received by each Dragging Member and Drag-along Member shall be the same form and amount of consideration to be received per Unit of each applicable class or series being sold (the Distribution of which shall be made in accordance with Section 10.03(b)) and the terms and conditions of such sale shall, except as otherwise provided in Section 10.03(d)(iii), be the same as those upon which the Dragging Member sells its Units; however, in the event a Third Party Purchaser in a Drag-along Sale requires as a condition to such sale that all or any of the holders of Units that are employed by the Company or any Company Subsidiary and that are to remain in the employ of the Company or any Company Subsidiary or any successor thereto after the sale reinvest all or a portion of the proceeds of the Drag-along Sale in the Third Party Purchaser of its affiliate, such holders shall be required to do so;

(ii) except as otherwise provided in (c)(i), if the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members;

(iii) each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; provided that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided further that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale (except in the case of fraud, knowing and intentional misrepresentation or knowing and willful misconduct);

(iv) such Drag-along Member is not required to agree (unless such Drag-along Member is a Company officer or employee) to any restrictive covenant in connection with the Drag-along Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Drag-along Sale) or any release of claims other than a release in customary form of claims arising solely in such Drag-along Member's capacity as a member of the Company; and

(v) such Drag-along Member and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Drag-along Member may be required to agree to terminate this Agreement.

(e) Cooperation. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.03(d)(iii).

(f) Expenses. The reasonable fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

Section 10.04 Tag-along Rights.

(a) Participation. Subject to the terms and conditions specified in Section 10.01 and Section 10.02, if any Member or Members, excluding the BHGC Member (collectively, the "Selling Member") propose to Transfer any Units to any Person (a "Proposed Transferee"), other than a Permitted Transfer under Section 10.02(a)(i) and (ii), the BHGC Member (together with its respective Permitted Transferees), for so long as such Member holds any Units (each, a "Tag-along Member") shall be permitted to participate in such sale (a "Tag-along Sale") on the terms and conditions set forth in this Section 10.04.

(b) Application of Transfer Restrictions. The provisions of this Section 10.04 shall only apply to Transfers in which the Dragging Member has elected to not exercise its drag-along right under Section 10.03.

(c) Sale Notice. Prior to the consummation of any Transfer of Units (or any Unit Equivalents of such Units) qualifying under Section 10.04(b), the Selling Member shall deliver to the Company and each Tag-along Member a written notice (a "Sale Notice") of the proposed Tag-along Sale no later than fifteen (15) Business Days prior to the Tag-along Sale. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time and location of the closing of the Tag-along Sale;

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(iv)   The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   Exercise of Tag-along Right.

(i)   The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to Section 10.04(d)(ii)(ii) shall have the right to Transfer in the Tag-along Sale the number of Units (and applicable Unit Equivalents, if any), with the Common Units and Preferred Units (and Incentive Units in respect to which the Board agrees to grant tag-along rights pursuant to Section 304(f)) treated as one class for purposes of this calculation, equal to the product of (x) the aggregate number of Units (and applicable Unit Equivalents) that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Units (other than Incentive Units, except Incentive Units in respect to which the Board agreed to grant tag-along rights pursuant to Section 304(f)), on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Units (other than Incentive Units, except Incentive Units in respect to which the Board agreed to grant tag-along rights pursuant to Section 304(f)), on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Members timely electing to participate in the Tag-along Sale pursuant to Section 10.04(d)(ii) (such amount, the "Tag-along Portion").

(ii)   Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "Tag-along Notice") stating its election to do so and specifying the number of Units and/or Unit Equivalents (up to its Tag-along Portion) to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "Tag-along Period").

(iii)   The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 10.04.

(e)   Waiver. Each Tag-along Member who does not deliver a Tag-along Notice in compliance with Section 10.04(d)(ii) shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale with respect to the Units (and/or Unit Equivalents) owned by such Tag-along Member, and the Selling Member shall (subject to the rights of any other participating Tag-along Member) thereafter be free to sell to the Proposed Transferee the Units and/or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

(f)   Conditions of Sale.

(i)   Each Tag-along Member participating in the Tag-along Sale and the Selling Member shall receive the same consideration per Unit of each applicable class or

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series being sold after deduction of such Member's proportionate share of the related expenses in accordance with Section 10.04(h) below, the aggregate amount of proceeds of which shall be shared among the Selling Member and Tag-along Members in the same manner as Distributions would be made in accordance with Section 7.02.

(ii)   Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; provided that each Tag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Member, and other matters relating to such Tag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided further, that all representations, warranties, covenants and indemnities shall be made by the Selling Member and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale (except in the case of fraud, knowing and intentional misrepresentation or knowing and willful misconduct).

(iii)   Each Tag-along Member of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-along Sale and participate in such sale as holders of such class or series of Units.

(g)   Cooperation. Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 10.04(f)(ii).

(h)   Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Members on a pro rata basis, based on the consideration received by each such Member; provided that no Tag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

Section 10.05 Incentive Units Call Right.

(a)   Call Right. At any time prior to the consummation of a Change of Control, following the termination of employment or other engagement of any Service Provider with the Company or any of the Company Subsidiaries, the Company may, at its election, unless otherwise agreed to by the Company, require the Service Provider and any or all of such Service Provider's Permitted Transferees to sell to the Company all or any portion of such Service Provider's Incentive Units at the following respective purchase prices:

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(i)   For the Restricted Incentive Units, under all circumstances of termination, a price equal to the lesser of their Fair Market Value and their Initial Cost (which may be $0) (the "Cause Purchase Price").

(ii)   For the Unrestricted Incentive Units, their Cause Purchase Price, in the event of: (A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for Cause; or (B) the resignation of such Service Provider for any reason (other than good reason as such term is defined in the Service Provider's employment or other agreement).

(iii)   For the Unrestricted Incentive Units, a price equal to their Fair Market Value, in the event of: (A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for a reason other than for Cause; (B) the termination of such Service Provider's employment or engagement for good reason (as such term is defined in the Service Provider's employment or other agreement); or (C) the death or Disability of such Service Provider.

(b)   Procedures.

(i)   If the Company desires to exercise its right to purchase Incentive Units pursuant to this Section 10.05, the Company shall deliver to the Service Provider, within ninety (90) days after the termination of such Service Provider's employment or other engagement, a written notice (the "Repurchase Notice") specifying the number of Incentive Units to be repurchased by the Company (the "Repurchased Incentive Units") and the purchase price therefor in accordance with Section 10.05(a).

(ii)   Each applicable Service Provider shall, at the closing of any purchase consummated pursuant to this Section 10.05, represent and warrant to the Company that: (A) such Service Provider has full right, title and interest in and to the Repurchased Incentive Units; (B) such Service Provider has all the necessary power and authority and has taken all necessary action to sell such Repurchased Incentive Units as contemplated by this Section 10.05; and (C) the Repurchased Incentive Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(iii)   Subject to Section 10.05(c) below, the closing of any sale of Repurchased Incentive Units pursuant to this Section 10.05 shall take place no later than thirty (30) days following receipt by the Service Provider of the Repurchase Notice. Subject to the existence of any Delay Condition, the Company shall pay the Call Purchase Price for the Repurchased Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Service Provider at least five (5) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c)   Delay Condition. Notwithstanding the provisions of Section 10.05(b)(iii), the Company shall not be obligated to repurchase any Incentive Units if there exists a Delay Condition. In such event, the Company shall notify the Service Provider in writing as soon as practicable of such Delay Condition and the Company may thereafter:

(i)   Defer the closing and pay the Call Purchase Price at the earliest practicable date on which no Delay Condition exists, in which case, the Call Purchase Price shall accrue interest at the Company Interest Rate from the latest date that the closing could have taken place pursuant to Section 10.05(b)(iii) above (the "Intended Call Closing Date") to the date the Call Purchase Price is actually paid; or

(ii)   Pay the Call Purchase Price with a subordinated note (fully subordinated in right of payment and exercise of remedies to the lenders' rights under any Financing Document) bearing interest at the Company Interest Rate from the Intended Call Closing Date until paid in full.

(d)   Cooperation. The Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 10.05, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e)   Closing. At the closing of any sale and purchase pursuant to this Section 10.05, the Service Provider shall deliver to the Company a certificate or certificates representing the Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

Section 10.06 Pledge of Units.

(a)   If required by any lender to the Company or the Company Subsidiaries, each Member shall pledge its Units to such lender on terms reasonably satisfactory to the Board. Each Member hereby makes, constitutes and appoints the Board, with full power of substitution and re-substitution, its true and lawful attorney, for it and in its name, place and stead and for its use and benefit, to sign any documents required by the lender in connection with such pledge and which the other Members are required to sign. The Board may exercise this power of attorney if the Member fails to sign the required documents within five (5) Business Days after written request.

(b)   No pledge of, or granting of a security interest, lien or other encumbrance in or against, any or all of the Membership Interests in the Company (a "Pledge") shall, except as otherwise provided in the Financing Documents relating to the loan secured by the Pledge:

(c)   cause any Member to cease to be, or have the power to exercise any rights or powers of, a Member; or

(d)   impose any liability on any secured party under the Financing Documents (each, a "Secured Party") solely as a result of such a pledge or grant of security interest, lien or other encumbrance.

(e)   Notwithstanding anything herein to the contrary, each Member hereby:

(i)   acknowledges the right of each Secured Party to enforce that Secured Party's rights and remedies under the Financing Documents; and

(ii)   agrees that any action (including any assignment, sale, transfer or other disposition of the membership interests in the Company) taken in accordance therewith shall be valid and effective (including under Section 18-702 of the Pennsylvania Act), without further approval or other action by any Member, to transfer all right, title and interest of each applicable Member in the Member's full interest in the Company (including the rights to participate in the management of the business and affairs of the Company and receive distributions) to any person (each such person, an "Assignee") in accordance with the Financing Documents and Applicable Law.

(f)   Each Assignee shall be a Member of the Company with all rights and powers of a Member to the extent of any assignment, sale, transfer or other disposition made in accordance with the Financing Documents; except that no Assignee (including a Secured Party) shall be liable for the obligations of any assigning Member to make contributions.

Section 10.07 Right of First Refusal.

(a)   Offered Units.

(b)   Subject to the terms and conditions specified in Section 10.01, Section 10.02 (including the right of the Board to approve the Transfer) and this Section 10.07, the Company, first, and the BHGC Member (each such Member, a "ROFR Rightholder"), second, shall have a right of first refusal if any other Member, excluding the BHGC Member (the "Offering Member") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of the Preferred Units (or applicable Unit Equivalents) (the "Offered Preferred Units"), Common Units (or applicable Unit Equivalents) (the "Offered Common Units") and/or Incentive Units (or applicable Unit Equivalents) (the "Offered Incentive Units") it owns (the Offered Preferred Units, the Offered Common Units and the Offered Incentive Units, collectively, the "Offered Units").

(c)   Offering; Exceptions. Each time the Offering Member receives an offer for a Transfer of any of its Offered Units (or applicable Unit Equivalents) (other than Transfers that (i) are permitted by Section 10.02, or (ii) are made pursuant to Section 10.03 or Section 10.04, the Offering Member shall first make an offering of the Offered Units to the Company, first, and the ROFR Rightholders, second, all in accordance with the following provisions of this Section 10.07, prior to Transferring such Offered Units to the proposed purchaser.

(d)   Offer Notice.

(e)   The Offering Member shall, within ten (10) Business Days of receipt of the Transfer offer, give written notice (the "Offering Member Notice") to the Company and the ROFR Rightholders stating that it has received a bona fide offer for a Transfer of its Offered Units (or applicable Unit Equivalents) and specifying:

(i)   the number of Offered Units to be Transferred by the Offering Member;

(ii)   the proposed date, time and location of the closing of the Transfer, which shall not be less than thirty (30) Business Days from the date of the Offering Member Notice;

(iii)   the purchase price per Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(iv)   the name of the Person who has offered to purchase such Offered Units.

(f)   The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Rightholder Option Period.

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(g)   By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that:

(i)   the Offering Member has full right, title and interest in and to the Offered Units;

(ii)   the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this Section 10.07; and

(iii)   the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(h)   Exercise of Right of First Refusal.

(i)   Upon receipt of the Offering Member Notice, the Company and each ROFR Rightholder shall have the right to purchase the Offered Units in the following order of priority: first, the Company shall have the right to purchase all or any portion of the Offered Units in accordance with the procedures set forth in Section 10.07(h)(ii), and thereafter, the ROFR Rightholders shall have the right to purchase the Offered Units, in accordance with the procedures set forth in Section 10.07(h)(iii), to the extent the Company does not exercise its right in full.   Notwithstanding the foregoing, the Company and the ROFR Rightholders may only exercise their right to purchase the Offered Units if, after giving effect to all elections made under this (d), no less than all of the Offered Units will be purchased by the Company and/or the ROFR Rightholders.

(ii)   The initial right of the Company to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "Company ROFR Exercise Notice") by the Company to the Offering Member and the ROFR Rightholders within ten (10) Business Days of receipt of the Offering Member Notice (the "Company Option Period"), stating the number (including where such number is zero) and type of Offered Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice.   The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iii)   If the Company shall have indicated its intent to purchase any less than all of the Offered Units, the ROFR Rightholders shall have the right to purchase the remaining Offered Units not selected by the Company.   For a period of fifteen (15) Business Days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Units (such period, the "ROFR Rightholder Option Period"), each ROFR Rightholder shall have the right to elect irrevocably to purchase all or none of its Pro Rata Portion of the remaining Offered Units by delivering a written notice to the Company and the Offering Member (a "Member ROFR Exercise Notice") specifying its desire to purchase its Pro Rata Portion of the remaining Offered Units, on the terms and respective purchase prices set forth in the Offering Member Notice.   In addition, each ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Offered Units that it wishes to purchase if any other ROFR Rightholders do not exercise their rights to purchase their entire Pro Rata Portions of the remaining Offered Units.   Any Member ROFR Exercise Notice shall be binding upon delivery and irrevocable by the ROFR Rightholder.

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(iv) The failure of the Company or any ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this Section 10.07 with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(i) Allocation of Offered Units. Upon the expiration of the ROFR Rightholder Option Period, the Offered Units not selected for purchase by the Company pursuant to Section 10.07(h)(ii) shall be allocated for purchase among the ROFR Rightholders as follows:

(i) First, to each ROFR Rightholder having elected to purchase its entire Pro Rata Portion of such Units, such ROFR Rightholder's Pro Rata Portion of such Units; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to Section 10.07(h)(ii)), shall be allocated to those ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Offered Units that exceeded their respective Pro Rata Portions (the "Purchasing Rightholders"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Offered Units that such Purchasing Rightholder elected to purchase in excess of its Pro Rata Portion; or

(B) the product of (x) the number of Offered Units not allocated under clause (i) (and not purchased by the Company pursuant to Section 10.07(h)(ii)), multiplied by (y) a fraction, the numerator of which is the number of Offered Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Offered Units that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in clause (ii) shall be repeated until no Offered Units remain or until such time as all Purchasing Rightholders have been permitted to purchase all Offered Units that they desire to purchase.

(j) Consummation of Sale. In the event that the Company and/or the ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and/or the ROFR Rightholders, and the Company and/or the ROFR Rightholders, as the case may be, shall purchase such Offered Units, within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this (f), including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this (f), the Offering Member shall deliver to the Company and/or the participating ROFR Rightholders certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(k)   Sale to Proposed Purchaser.   In the event that the Company and/or the ROFR Rightholders shall not have collectively elected to purchase all of the Offered Units, then, the Offering Member may Transfer all of such Offered Units, at a price per Offered Unit not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the ROFR Rightholder Option Period.   Any Offered Units not Transferred within such 90-day period will be subject to the provisions of this Section 10.07 upon subsequent Transfer.

Section 10.08 Redemption.

(a)   General. Unless prohibited by Applicable Law governing distributions to Members, Series D Units held by the BHGC Member shall be redeemed by the Company at a price equal to the Original Issue Price per Unit, plus the Preferred Unpaid Yield thereon (the "Redemption Price"), in one installment on the date not more than 60 days (the "Redemption Date") after receipt by the Company at any time on or after the sixth anniversary of the Series D Original Issue Date from the BHGC Member of written notice requesting redemption of all such Series D Units (the "Redemption Request").   Upon receipt of a Redemption Request, the Company shall apply all of its assets to any such redemption, and to no other purpose, except to the extent prohibited by Applicable Law governing distributions to Members.   On the Redemption Date, the Company shall redeem the total number of Series D Units held by the BHGC Member immediately prior to the Redemption Date.   If on the Redemption Date Applicable Law governing distributions to Members prevents the Company from redeeming all Series D Units to be redeemed, the Company shall redeem the maximum number of Series D Units that it may redeem consistent with such law, and shall redeem the remaining Series D Units as soon as it may lawfully do so under such law.

(b)   Surrender of Certificates; Payment. On or before the Redemption Date, the BHGC Member shall, if the Units to be redeemed are in certificated form, surrender the certificate or certificates representing such Units (or, if the BHGC Member alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated by the Company, and thereupon the Redemption Price for such Units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.   In the event less than all of the Units represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed Units shall promptly be issued to the BHGC Member.

(c)   Rights Subsequent to Redemption. If on the Redemption Date the Redemption Price payable upon redemption of the Series D Units to be redeemed is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Series D Units so called for redemption shall not have been surrendered, Preferred Yield with respect to such Series D Units shall cease to accrue after the Redemption Date and all rights with

46

respect to such Series D Units shall forthwith after the Redemption Date terminate, except only the right of the BHGC Member to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

ARTICLE XI

COVENANTS

Section 11.01 Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, such Member will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, the Company Subsidiaries and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company or performing duties on behalf of the Company) at any time, including use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in Section 11.01(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.01 as if a Member; (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.01 as if a Member; or (viii) in connection with required filings with any Governmental Authority or as otherwise required by Applicable Law; provided that in the case of clause (i), (ii), (iii) or (viii), such Member shall notify the Company and the Board of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company) and use reasonable efforts to ensure that any

47

Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of <u>Section 11.01(a)</u> shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; provided that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

Section 11.02 <u>Insurance</u>. The Company shall maintain, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount satisfactory to the BHGC Member on terms and conditions satisfactory to the BHGC Member, until such time as the BHGC Member determines that such insurance should be discontinued. In addition, the Company and the BHGC Member shall confer and agree as to whether the Company should obtain key person insurance on R. Donald Avellino and any other individuals. Any such key person policy shall name the Company as loss payee and shall not be cancelable by the Company without prior approval by the BHGC Member. In addition, the Company shall maintain, from financially sound and reputable insurers, cyber insurance, business interruption insurance, liability insurance and such other insurance appropriate for a company similar to the Company, in each case in an amount and on terms and conditions satisfactory to the BHGC Member, until such time as the BHGC Member determines that such insurance should be discontinued.

Section 11.03 <u>Employee Agreements</u>. Unless otherwise approved by the Board and the BHGC Member, the Company will cause (i) each Person now or hereafter employed by it or by any Company Subsidiary (or engaged by the Company or any Company Subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment and non-solicitation agreement; and (ii) each executive of the Company to enter into a restrictive covenants agreement designed with the advice of counsel. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board, including at least one of the Preferred Managers.

Section 11.04 <u>Employee Stock</u>. Unless otherwise approved by the Board, including at least one of the Preferred Managers, all future employees of the Company who purchase, receive options to purchase, or receive awards of Incentive Units or other Company Units after the Series D-1 Original Issue Date shall be required to execute agreements providing for (i) vesting over a five (5) year period, with the first twenty percent (20%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following forty-eight (48) months, and (ii) a market stand-off provision. Without the prior approval by the Board, including at least one of the Preferred Managers, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole

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or in part, any Incentive Unit or similar agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 11.04. In addition, unless otherwise approved by the Board, including at least one of the Preferred Managers, the Company (x) shall not offer or allow any acceleration of vesting, and (y) shall retain (and not waive) a "right of first refusal" on employee transfers until the Company an Initial Public Offering and shall have the right to repurchase or redeem unvested Incentive Units upon termination of employment.

Section 11.05 <u>Spousal Consents/Releases</u>. At the time that any Member that is a married individual becomes a Member of the Company, the Company shall require such Member to deliver a consent and release of such individual's spouse consenting to the restrictions on the Units set forth herein, as well as such other terms and conditions and in such form approved by the BHGC Member.

Section 11.06 <u>Ownership of Property</u>. The Company, the BHGC Member and R. Donald Avellino acknowledge that the ownership of the barn by 122Ridge, LLC (an entity owned by Mr. Avellino), the payment of insurance premiums to insure the barn by the Company and the lack of definitive obligations between the parties should the barn be destroyed or damaged raises certain issues. Prior to the Series D-1 Original Issue Date, the Company, Mr. Avellino and the BHGC Member shall work together in good faith to restructure such arrangement with arms' length terms and conditions for a lease of such type, which revised arrangement must be approved by the Board.

Section 11.07 <u>Intellectual Property Monitoring</u>. The Company shall consult with the BHGC Member with respect to, and shall use its best efforts to ensure, the protection of its trade secrets, registered and material unregistered trademarks and material copyrights, including (i) maintaining strict confidentiality with respect to its trade secrets, (ii) monthly reviews and audits to discover any potential infringements of its registered and material unregistered trademarks and material copyrights, (iii) challenging any such infringement, and (iv) considering in good faith such other protections proposed by the BHGC Member.

ARTICLE XII

INFORMATION RIGHTS; ACCOUNTING; TAX MATTERS

Section 12.01 <u>Information Rights; Inspection Rights</u>.

(a)   The Company shall furnish to each Qualified Member, Common Member, Preferred Member, and to any other Member designated by the Board to receive financial statements the following reports upon the reasonable request of such Member:

(i)   as soon as available, and in any event within ninety (90) days after the end of each Fiscal Year, audited or reviewed, as applicable, consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such Fiscal Year and consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized standing selected by the Board and approved by the BHGC Member, certifying to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company and Company Subsidiaries as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby; provided, however, that with respect to Fiscal Year 2022, such financial statements shall be furnished within one-hundred twenty (120) days after the end of such Fiscal Year; and

(ii)   as soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year) or such later time as such financials are required to be delivered under any Financing Document, unaudited consolidated balance sheets of the Company and Company Subsidiaries as at the end of each such fiscal quarter and for the current Fiscal Year to date and unaudited consolidated statements of income, cash flows and Members' equity for such fiscal quarter and for the current Fiscal Year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

(b)   The Company shall furnish to the BHGC Member the following information:

(i)   as soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each Fiscal Year, a statement showing the number of Units of each series and securities convertible into or exercisable for Units outstanding at the end of the period, the Common Units issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Units and the exchange ratio or exercise price applicable thereto, and the number of Incentive Units, if any, all in sufficient detail as to permit the BHGC Member to calculate its percentage equity ownership in the Company;

(ii)   as soon as practicable, but in any event thirty (30) days before the end of each Fiscal Year, a budget and business plan for the next Fiscal Year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company (such budget and business plan that is approved by the Board including the vote of one of the Preferred Managers then seated, is collectively referred to herein as the "Budget"); and

(iii)   such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the BHGC Member may from time to time reasonably request; provided, however, that the Company shall not be obligated under this (iii) to provide information that the Company reasonably determines in good faith to be a trade secret or similar highly proprietary information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company), or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(c)   Inspection. The Company shall permit the BHGC Member, at its expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the BHGC Member; provided, however, that the Company shall not be obligated pursuant to this (c) to provide access to any information that the Company reasonably determines in good faith to be a trade secret or similar highly proprietary information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company), or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

Section 12.02 Tax Status. The Company has elected to be classified as an association taxable as a corporation for federal and applicable state income tax purposes effective January 1, 2022.

Section 12.03 [Reserved].

Section 12.04 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Board, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Board. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Board may designate.

ARTICLE XIII

DISSOLUTION AND LIQUIDATION

Section 13.01 Events of Dissolution. The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a)   The determination of the Board to dissolve the Company, subject to any required Member approval;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under the Pennsylvania Act.

Section 13.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 13.03 and the Certificate of Organization shall have been cancelled as provided in Section 13.04.

Section 13.03 Liquidation. If the Company is dissolved pursuant to Section 13.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Pennsylvania Act and the following provisions:

(a)   Liquidator. The Board, or, if the Board is unable to do so, a Person selected by the holders of a majority of the Voting Units, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

        (c)   Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

        (i)   First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

        (ii)   Second, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

        (iii)   Third, to the Members in accordance with Section 7.02.

        (d)   Discretion of Liquidator. Notwithstanding the provisions of Section 13.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.03(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

Section 13.04 Cancellation of Certificate. Upon completion of the Distribution of the assets of the Company as provided in Section 13.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Organization in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 13.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 14.03.

Section 13.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, the Liquidator or any other Member.

ARTICLE XIV

EXCULPATION AND INDEMNIFICATION

Section 14.01 Exculpation of Covered Persons.

(a)   Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b)   Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith and with the belief that such action or omission is in, or not opposed to, the best interest of the Company, so long as such action or omission does not constitute fraud, gross negligence or willful misconduct by such Covered Person.

(c)   Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets and liabilities of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Pennsylvania Act.

Section 14.02 Liabilities and Duties of Covered Persons.

(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. To the extent that, at law or in equity, any Covered Person has duties and liabilities related thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for such Covered Person's good faith reliance on the provisions of this Agreement.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and

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shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith" or under another express standard, the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 14.03 <u>Indemnification</u>.

(a) <u>Indemnification</u>. To the fullest extent permitted by the Pennsylvania Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Pennsylvania Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company Subsidiary;

provided that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence or willful misconduct. In addition, no Covered Person shall be entitled to any indemnification under this <u>Section 14.03</u> for any Losses incurred by such Covered Person, resulting, directly or indirectly, from such Covered Person's indemnification obligations in favor of the Company or any Company Affiliate under any acquisition agreement with the Company or any Company Affiliate.

(b) <u>Reimbursement</u>. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as

54

incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 14.03; provided that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 14.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   Entitlement to Indemnity. The indemnification provided by this Section 14.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 14.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 14.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   Priority of Indemnification Obligations. The Company hereby acknowledges and agrees (i) that it is the indemnitor of first resort (i.e., its obligations to each Covered Person is primary and any entitlement of any Covered Person to indemnification or advancement of expenses from any other Person is secondary), (ii) that it shall be required to advance the full amount of expenses incurred by a Covered Person in accordance with this Agreement and shall be liable for the full amount of all indemnifiable losses of a Covered Person to the extent required by the terms of this Agreement, without regard to any rights a Covered Person may have against any other Person, and (iii) that it irrevocably waives, relinquishes and releases any Person that has otherwise agreed to indemnify or advance expenses to any Covered Person from any and all claims against such Person for contribution or subrogation in respect thereof. The Company further agrees that no advancement or payment by any Person who has agreed to indemnify or advance expenses on behalf of a Covered Person with respect to any claim for which a Covered Person has sought indemnification or advancement of expenses from the Company shall affect the foregoing and such Person shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Covered Person against the Company. The Company and each Covered Person agree that any Person who has agreed to indemnify or advance expenses on behalf of a Covered Person is an express third party beneficiary of the terms of this (e).

(f)   Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 14.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g)   Savings Clause. If this Section 14.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 14.03 to the fullest extent permitted by any applicable portion of this Section 14.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h)   Amendment. The provisions of this Section 14.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 14.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 14.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent; provided that no amendment, modification or repeal of this Section 14.03 with respect to the BHGC Member or BHGC Manager shall apply to such Covered Person without such Covered Person's prior written consent.

Section 14.04 Survival. The provisions of this ARTICLE XIV shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XV

MISCELLANEOUS

Section 15.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 15.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 15.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after placed in the US Mail. Such communications must be sent to the respective parties at the following addresses (or at such

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other address for a party as shall be specified in a notice given in accordance with this Section 15.03) and if to a Member to such member's mailing address as set forth on the then current Member Schedule or as designated by the Member to the Company in accordance with this Section 15.03:


If to the Company: Brandywine Branch Distillers, LLC
                                      356 North Pottstown Pike

                                      Suite 300

                                      Exton, PA 19341

                                      E-mail: Don Avellino

                                      Attention: Don@revivalistspirits.com

with a copy to: MacElree Harvey, Ltd.

                                      17 West Miner Street

                                      PO Box 660

                                      West Chester, PA 19381-0660

                                      Facsimile: 610.429.4486
                                      E-mail: hdidonato@macelree.com
                                      Attention: Harry J. DiDonato, Esquire


Section 15.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 15.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 15.06 Entire Agreement.

(a)   This Agreement, together with the Certificate of Organization, the Incentive Plan, each Award Agreement (if any) and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter, including the Prior Agreement and any predecessor thereof.

(b)   In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Incentive Plan or an applicable Award Agreement with respect to the subject matter of the Incentive Plan or Award Agreement, the Board shall resolve such conflict in its sole discretion.

Section 15.07 <u>Successors and Assigns</u>. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 15.08 <u>No Third-party Beneficiaries</u>. Except as provided in <u>ARTICLE XIV</u>, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 15.09 <u>Amendment</u>. No provision of this Agreement may be amended or modified except by an instrument in writing executed by (i) the BHGC Member and (ii) the Company, and approved by the Board, with at least one (1) Preferred Manager approving such amendment or modification. Any such written amendment or modification will be binding upon the Company and each Member; provided that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (a) such Member relative to the rights of other Members in respect of Units of the same class or series or (b) a class or series of Units relative to the rights of another class or series of Units, shall, in each case, be effective only with the affected Member's consent or the consent of the Members holding a majority of the Units in the affected class or series, as applicable. Notwithstanding the foregoing and for the purpose of clarity, the issuance of New Interests pursuant to <u>Section 3.05</u> and the adjustment or establishment of the privileges, preferences, duties, liabilities, obligations and rights of any New Interests including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith, will not be considered disproportionately adverse to any class or series of Units relative to the rights of another class or series of Units. Amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Members.

Section 15.10 <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this <u>Section 15.10</u> shall diminish any of the explicit and implicit waivers described in this Agreement, including in

Section 4.08(f), Section 8.04(c), Section 9.01(d), Section 10.03(b)(ii), Section 10.04(e) and Section 15.13 hereof.

Section 15.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the Commonwealth of Pennsylvania.

Section 15.12 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the Eastern District of Pennsylvania or in the Chester County Court of Common Pleas of the Commonwealth of Pennsylvania, so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the Commonwealth of Pennsylvania. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 15.03 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 15.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 15.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 15.16 <u>Remedies Cumulative</u>. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in <u>Section 14.02</u> to the contrary.

Section 15.17 <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 15.18 <u>Restructuring</u>.

(a) <u>Restructuring</u>. If at any time the Board and any Members required pursuant to <u>Section 4.07(b)</u>, <u>Section 4.07(c)</u> and <u>Section 4.07(d)</u> desire to cause (i) a Transfer of all or a substantial portion of (x) the assets of the Company or (y) the Units to a newly organized corporation or other business entity (an "Restructuring Entity"), (ii) a merger or consolidation of the Company into or with a Restructuring Entity, or (iii) another restructuring of all or substantially all the assets or Units of the Company into an Restructuring Entity (any such entity also herein referred to as an "Restructuring Entity", and such transaction, a "Restructuring"), each Member shall take such steps to effect such Restructuring as may be reasonably requested by the Board including executing and delivering all agreements, instruments and documents as may be reasonably required and Transferring or tendering such Member's Units to a Restructuring Entity in exchange or consideration for shares of capital stock or other equity interests of the Restructuring Entity, determined in accordance with the valuation procedures set forth in <u>Section 15.18(b)</u>.

(b) <u>Fair Market Value.</u> In connection with a Restructuring or otherwise as permitted under this Agreement, the Board shall, in good faith but subject to the following sentence, determine the Fair Market Value of the assets and/or Units Transferred to, merged with or converted into shares of the Restructuring Entity, the aggregate Fair Market Value of the Restructuring Entity and the number of shares of capital stock or other equity interests to be issued to each Member in exchange or consideration therefor. In determining Fair Market Value, (i) the offering price of the Initial Public Offering shall be used by the Board to determine the Fair Market Value of the capital stock or other equity interests of the IPO Entity, and (ii) the Distributions that the Members would have received with respect to their Units, including Incentive Units, if the Company were dissolved, its affairs wound up and Distributions made to the Members in accordance with <u>Section 13.03(c)</u> shall determine the Fair Market Value of the Units. In addition, any Units (including Incentive Units) to be converted into or redeemed or exchanged for shares of the Restructuring Entity shall receive shares with substantially equivalent economic, governance, priority and other rights and privileges as in effect immediately prior to such Restructuring (disregarding the tax treatment of such transaction).

(c) <u>Appointment of Proxy</u>. Each Member hereby makes, constitutes and appoints the Company, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place and stead and for its use and benefit, to act as its proxy in respect of any vote or approval of Members required to give effect to this <u>Section 15.18</u>, including any vote or approval required under Pennsylvania Act. The proxy granted pursuant to this <u>Section 15.18(c)</u> is a special proxy coupled with an interest and is irrevocable.

Section 15.19 <u>Registration Rights</u>. In the event that (i) the Company issues securities in the future that provide all such future investors additional contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the BHGC Member with respect to the Series D Units (with appropriate adjustment for economic terms or other contractual rights), and (ii) the Company registers its securities in the future, the Company shall provide the BHGC Member customary "piggyback" registration rights, in each case subject to such Member's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing such future securities.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Board and Company have caused this Seventh Amended and Restated Operating Agreement to be adopted and executed as of the date first written above.

COMPANY:

BRANDYWINE BRANCH DISTILLERS, LLC

By: DocuSigned by: Don Avellino AB7CCCCAB8A7466...
Name: Donald Avellino
Title: Common Member

[Signature Page to Seventh Amended and Restated Operating Agreement]

EXHIBIT A
FORM OF JOINDER AGREEMENT

Reference is hereby made to the Seventh Amended and Restated Operating Agreement dated _____, 20__ (as further amended from time to time, the "LLC Agreement") of Brandywine Branch Distillers, LLC, a company organized under the laws of Pennsylvania (the "Company"). Pursuant to and in accordance with Section 4.01(b) of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto , and shall hold the status of [MEMBERSHIP CLASS]].

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this LLC Agreement as of [DATE].

[NEW MEMBER]

By:_____
    Name:
    Title:

SCHEDULE A
MEMBERS SCHEDULE

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]





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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Botanery Barn Distilling
350 Warwick Rd
Elverson PA 19520
United States
fohmanager@revivalistspirits.com

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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